Tempo Offices, Unit B9,
431 Roberts Rd, Subiaco,
Western Australia, 6008
Tel: + 618 9287 4604
Fax: + 618 9287 4655
Email: invest@missionnewenergy.com

September 29, 2011

ASX ANNOUNCEMENT

Mission NewEnergy Limited Reports Audited Year End Financial Results

SUBIACO, Western Australia, September 29, 2011 – Mission NewEnergy Limited (ASX:MBT) is pleased to present the final audited financial report for the year ended 30 June 2011.

About Mission NewEnergy Limited:

Mission NewEnergy Limited is a global provider of sustainable, renewable energy. Operating in Asia, India, Australia, Europe and North America, Mission NewEnergy is a biodiesel producer and one of the world’s largest Jatropha plantation companies. At full capacity we can produce 105 million gallons of biodiesel and have over 194,000 acres of plantation representing a sustainable non-edible oil supply of an estimated 22 million barrels. Jatropha Curcas, an inedible biofuel feedstock, is being cultivated by Mission’s contract farmers on arid, marginal lands. Through the realization of Jatropha by-product value Mission is working towards a zero cost of sustainable non-edible fuel source. To learn more, visit www.missionnewenergy.com.

For more information and a copy of this announcement, please visit www.missionnewenergy.com or contact:

Company:

James Garton
Head Corporate Finance, M&A
Mission NewEnergy Limited
+ 61 8 9445 1006
james@missionnewenergy.com

Mission NewEnergy Limited

Financial Report for the year ended

30 June 2011

DIRECTORS REPORT	3

Corporate governance statement	3

Directors	10

Meetings of Directors	15

Insurance premium paid for Directors and Officers	16

Company Secretary	16

Remuneration Report	16

Principal Activities	23

Operating and Financial Review	23

Financial Position	27

Dividends Paid or Recommended	27

Events subsequent to reporting date	28

Likely developments	28

Proceedings on behalf of the Company	28

Rounding off	29

Non audit services	29

The lead auditor’s independence declaration	29

Mission NewEnergy Limited and Controlled Entities
(ABN 63 117 065 719)

DIRECTORS’ REPORT
Your directors present their report on the Company and its controlled entities for the year ended 30 June 2011.

1.   Corporate governance statement

The Board of Directors of Mission NewEnergy Limited (Mission) is responsible for the corporate governance of the Company. The Board guides and monitors the business and affairs of the Company on behalf of the shareholders by whom they are elected and to whom they are accountable.

In accordance with the Australian Securities Exchange (ASX) Corporate Governance Council’s (“CGC”) “Principles of Good Corporate Governance and Best Practice Recommendations” the Corporate Governance Statement must contain certain specific information and must disclose the extent to which the Company has followed the guidelines during the period. Where a recommendation has not been followed, that fact must be disclosed together with the reasons for the departure. In addition, as Mission NewEnergy Limited is now listed on the National Association of Securities Dealers Automated Quotations (Nasdaq), the Code of Conduct, the Audit and Risk Management Committee Charter and the Remuneration and Nomination Committee Charter have been enhanced to meet the Nasdaq corporate governance requirements.

The Company’s corporate governance practices were in place throughout the year and are compliant, unless otherwise stated, with the ASX Corporate Governance Council’s principles and recommendations, which are noted below.

Principle 1.           Lay solid foundations for management and oversight

Principle 2.           Structure the Board to add value

Principle 3.           Promote ethical and responsible decision making

Principle 4.           Safeguard integrity in financial reporting

Principle 5.           Make timely and balanced disclosure

Principle 6.           Respect the rights of shareholders

Principle 7.           Recognise and manage risk

Principle 8.           Remunerate fairly and responsibly

The   Board   has   developed   policies   and   practices   consistent   with   the   ASX Recommendations, with such adjustments as the Board believes are appropriate for the particular circumstances of the Company. Consistent with these policies, a summary of the corporate governance policies and practices adopted by Mission is set out below.

Mission NewEnergy Limited and Controlled Entities
(ABN 63 117 065 719)

Role of the Board of Directors

The Board of Mission is responsible for setting the Company’s strategic direction and providing effective governance over Mission’s affairs in conjunction with the overall supervision of the Company’s business with the view of maximising shareholder value. The Board's key responsibilities are to:

•	chart the direction, strategies and financial objectives for Mission and monitor the implementation of those policies, strategies and financial objectives;
•	keep updated about the Group’s business and financial status;
•	provide oversight and monitor compliance with regulatory requirements, ethical standards, risk management, internal compliance and control, code of conduct, legal compliance and external commitments;
•
appoint, evaluate the performance of, determine the remuneration of, plan for the succession of and, where appropriate, remove the Managing Director/Group Chief Executive Officer, the Company Secretary and the Finance Director/Chief Financial Officer;

•	exercise due care and diligence and sound business judgment in the performance of those functions and responsibilities;
•	ensure that the Board continues to have the mix of skills and experience necessary to conduct Mission's activities, and that appropriate directors are selected and appointed as required, and
•
The Group has a formal process to educate new directors about the nature of the business, current issues, the corporate strategy, the culture and values of the Group, and the expectations of the Group concerning performance of the directors. In addition directors are also educated regarding meeting arrangements and director interaction with each other, senior executives and other stakeholders. Directors also have the opportunity to visit Group facilities and meet with management to gain a better understanding of business operations. Directors are given access to continuing education opportunities to update and enhance their skill and knowledge.

The Board has adopted a Board Charter, which sets out in more detail the responsibilities of the Board. The Board Charter sets out the division of responsibility between the Board and management to assist those affected by decisions to better understand the respective accountabilities and contribution to Board and management.

In accordance with Mission's Constitution, the Board delegates responsibility for the day–to–day management of Mission to the Managing Director/Group Chief Executive Officer (subject to any limits of such delegated authority as determined by the Board from time to time). Management as a whole is charged with reporting to the Board on the performance of the Company.

Board structure and composition

The Board currently is comprised of 7 directors, of which five are independent non–executive Directors. Details of each director’s skills, expertise and background are contained within the directors’ report included with the company’s annual financial statements. The Board considers the mix of skills and the diversity of Board members when assessing the composition of the Board. The Board assesses existing and the potential Director’s skill to ensure they have appropriate industry expertise in the Group’s operating segments.

Mission NewEnergy Limited and Controlled Entities
(ABN 63 117 065 719)

Independence, in this context, is defined to mean a non–executive Director who is free from any interest and any business or other relationship that could, or could reasonably be perceived to, materially interfere with the Directors’ ability to act in the best interests of Mission. The definition of independence in ASX Recommendation 2.1 is taken into account for this purpose. During the year, Mr Peter Torre joined the Board after resigning as Company Secretary, which he fulfilled as an independent external contractor. Hence he is deemed to meet the definition of being an Independent Non-Executive Director from his date of appointment to the Board.

A Director cannot hold the position of both Chairman and Managing Director/Group Chief Executive Officer.

Mission's non–executive Directors may not hold office for a continuous period in excess of three years or past the third annual general meeting following their appointment, whichever is longer, without submitting for re–election. Directors are elected or re–elected, as the case may be, by shareholders in a general meeting. Directors may offer themselves for re–election. A Director appointed by the Directors (e.g., to fill a casual vacancy) will hold office only until the conclusion of the next annual general meeting of Mission but is eligible for re–election at that meeting.

Under  Mission's  Constitution,  voting  requires  a  simple  majority  of  the  Board.  The Chairman does not hold a casting vote.

Board Diversity

The Board does not have a formal diversity policy; however since its incorporation given its cross-jurisdictional operations in Australia, Malaysia and India, a diversity practice is naturally in place. All members of the Board are male.

Board and management effectiveness

Responsibility for the overall direction and management of Mission, its corporate governance and the internal workings of Mission rests with the Board, notwithstanding the delegation of certain functions to the Managing Director/Group Chief Executive Officer and management generally (such delegation effected at all times in accordance with Mission’s Constitution and its corporate governance policies). The Board has access, at the company’s expense, to take independent professional advice after consultation with the Chairman.

An evaluation procedure in relation to the Board, individual Directors and Company executives was completed during the year. The evaluation of the Board as a whole was facilitated through the use of a questionnaire required to be completed by each Board Member, the results of which were summarised, discussed with the Chairman of the Board and tabled for discussion at a Board Meeting. Similarly each individual Director was required to self assess his performance and discuss the results with the Chairman. Individual Directors’ performance is evaluated by reference to the Director’s contribution to monitoring and assessing management performance in achieving strategies and budgets approved by the Board (among other things).

A similar process for review of committees was undertaken during the 2010/2011 financial year.

Mission NewEnergy Limited and Controlled Entities
(ABN 63 117 065 719)

To  ensure  management,  as  well  as  Board  effectiveness,  the  Remuneration  and Nomination Committee has direct responsibility for evaluating the performance of the Managing Director/Group Chief Executive Officer and other executives. This process involves a formal interview and questionnaire format with results disclosed to the Board.

Internal control, risk management and financial reporting

The Board has overall responsibility for Mission's systems of internal control. These systems are designed to ensure effective and efficient operations, including financial reporting and compliance with laws and regulations, with a view to managing the risk of failure to achieve business objectives. It must be recognised, however, that internal control systems can provide only reasonable and not absolute assurance against the risk of material loss.

The Board reviews the effectiveness of the internal control systems and risk management on an ongoing basis, and monitors risk through the Audit and Risk Management Committee (see the Audit and Risk Management Committee). The Board regularly receives information about the financial position and performance of Mission. For annual and half-yearly accounts released publicly, the Managing Director/Group Chief Executive Officer and the Finance Director/Chief Financial Officer sign-off to the Board:

•
the accuracy of the accounts and that they represent a true and fair view, in all material respects, of Missions financial condition and operational results, and have been prepared in accordance with applicable accounting standards; and

•
that the representations are based on a system of risk management and internal compliance and control relating to financial reporting which implements the policies adopted by the Board, and that those systems are operating efficiently and effectively in all material respects.

In addition, management has reported to the Board on the effectiveness of the Company’s management of its material business risks.

Internal audit

During the year, the Board employed a permanent internal auditor, who reports directly to the Audit and Risk Committee. The Audit and Risk Committee reviews all material internal audit items and provides guidance where appropriate or required.

The companies risk management policy is included in the Corporate Governance section of the Company’s website.

Committee’s of the Board of Directors

The Board has established two permanent Board committees to assist the Board in the performance of its functions:

Mission NewEnergy Limited and Controlled Entities
(ABN 63 117 065 719)

•	the Audit and Risk Management Committee; and

•	the Remuneration and Nomination Committee.

Each committee has a charter, which sets out the Committee's purpose and responsibilities. The Committees are described further below.

The names of the members of the two committees are set out in the Directors’ report contained within the Company’s annual financial statements.

Audit and Risk Management Committee

The purpose of the Audit and Risk Management Committee is to provide assistance to the Board in its review of:

•	Mission's financial reporting, internal control structure and risk management systems’;

•	the internal and external audit functions; and

•	Mission's compliance with legal and regulatory requirements in relation to the above.

The Audit and Risk Management Committee has specific responsibilities in relation to Missions' financial reporting process; the assessment of accounting, financial and internal controls; the appointment of the external auditor; the assessment of the external audit; the independence of the external auditor; and setting the scope of the external audit.

The Audit and Risk Management Committee comprises five independent non–executive Directors that have diverse and complementary backgrounds. The Chairman of the Audit and Risk Management Committee must be an independent non–executive Director.

Remuneration and Nomination Committee

The purpose of the Remuneration and Nomination Committee is to discharge the Board's responsibilities relating to the nomination and selection of Directors and the compensation of the Company's executives and Directors.

The key responsibilities of the Remuneration and Nomination Committee are to:

•	ensure the establishment and maintenance of a formal and transparent procedure for the selection and appointment of new Directors to the Board; and

•
establish transparent and coherent remuneration policies and practices, which will enable Mission to attract, retain and motivate executives and Directors who will create value for shareholders and to fairly and responsibly reward executives.

The Remuneration and Nomination Committee comprises five independent non–executive Directors. The Chairman of the Remuneration and Nomination Committee must be an independent non–executive Director.

Mission NewEnergy Limited and Controlled Entities
(ABN 63 117 065 719)

The remuneration policy which sets out the terms and conditions for the Managing Director/Group Chief Executive Officer and other senior executives is set out in the Remuneration Report included in the Directors’ Report contained within the Company’s annual report.

Timely and balanced disclosure

Mission is committed to promoting investor confidence and ensuring that shareholders and the market have equal access to information and are provided with timely and balanced disclosure of all material matters concerning the Company. Additionally, Mission recognises its continuous disclosure obligations under the ASX Listing Rules and the Corporations Act. To assist with these matters, the Board has adopted a Continuous Disclosure and Shareholder Communication Policy.

The Continuous Disclosure and Shareholder Communication Policy allocates roles to the Board and management in respect of identifying material information and coordinating disclosure of that information where required by the ASX Listing Rules.

The Policy also identifies authorised company spokespersons and the processes Mission has adopted to communicate effectively with its shareholders. In addition to periodic reporting, Mission will ensure that all relevant information concerning the Company is placed on its website.

Ethical and responsible decision–making

Code of Conduct

The Board has created a framework for managing the Company including internal controls, business risk management processes and appropriate ethical standards.

The Board has adopted practices for maintaining confidence in the Company's integrity including promoting integrity, trust, fairness and honesty in the way employees and Directors’ conduct themselves and Mission’s business, avoiding conflicts of interest and not misusing company resources. A formal Code of Conduct has been adopted for all employees and Directors of Mission.

Securities Trading Policy

A Securities Trading Policy has been adopted by the Board to set a standard of conduct, which demonstrates Mission's commitment to ensuring awareness of the insider trading laws, and that employees and Directors’ comply with those laws. The Securities Trading Policy imposes additional share trading restrictions on Directors, the Company Secretary, executives and employees involved in monthly financial accounting processes ("specified persons").

Under the Securities Trading Policy, specified persons are only permitted to buy and sell securities if they do not possess non–public price sensitive information and trading occurs outside of specified restricted periods. These periods are the periods commencing on the first day of the month before the end of the half–year or full year period and ending on the next business day after the announcement of the results for that period. In addition, before a specified person can deal in Mission's securities they must obtain clearance from the appropriate officer, confirming that there is no reason why they cannot trade.

Mission NewEnergy Limited and Controlled Entities
(ABN 63 117 065 719)

Other Information

Mission NewEnergy Limited is included on its website (www.missionnewenergy.com) full details of its corporate governance regime.

Mission NewEnergy Limited and Controlled Entities
(ABN 63 117 065 719)

2. Directors’ details

The names of Directors’ in office at any time during or since the end of the year are:

Mr Dario Amara	—	Chairman (Independent Non-executive)

Qualifications	—	Bachelor of Engineering with Distinction (Curtin University of Technology). Fellow of the Institution of Engineers Australia.

Experience	—
Mr Amara is an engineer with extensive business experience gained over 30 years in the Australian and international markets and across the resources, energy and infrastructure sectors.

Prior to co-founding Emerson Stewart in 2005 and for over 16 years, he occupied senior executive roles with major construction and engineering groups. Dario has a record of achievement in establishing, growing and rejuvenating businesses and strategic leadership, and has served as chairman of the Art Gallery of Western Australia and the West Australian Opera Company and as a board member of the Perth International Arts Festival.

Appointed Chairman 31 March 2006. Board member since 31 March 2006.

Interest in Shares and Options	—	2,000 ordinary shares in Mission NewEnergy Limited held indirectly (1,000 to Amara family trust account and 1,000 to Amara Superannuation Fund account).

Special Responsibilities	—	Mr Amara is a member of the Audit and Risk Management Committee and Chairman of the Nomination and Remuneration Committee.

Directorships held in other listed entities	—	Current Director of Austal Limited (since 16 August 2005), Group CEO of Emerson Stewart Group Limited (since 25 June 2008).

Datuk Mohamed Zain Bin Mohamed Yusuf		Director (Independent Non-executive)

Qualifications	—	Bachelor of Economics (Hons.) (University of Western Australia)

Mission NewEnergy Limited and Controlled Entities
(ABN 63 117 065 719)

Experience	—
Datuk Zain has over 25 years experience in Shell Malaysia. From 1986 to 1988, he was seconded to Shell International, United Kingdom and worked as Marketing Consultant in Shell UK and Shell Caribbean. Upon his return to Malaysia, he was made Marketing Director of Shell Malaysia. He subsequently served on the Board of Directors of Shell Group Malaysia as Executive Director, with responsibility over a total of 18 group subsidiaries involved in both the upstream and downstream petrochemical business.

Datuk Zain is immediate past chairman of the Malaysian Australia Business Council and served as a Director of Airod Sdn Bhd, NADI Bhd, Malacca Securities Sdn Bhd, Faber Group Bhd, PJ Bumi Bhd and as chairman of Confoil (Malaysia) Bhd, a Malaysian - Australian joint venture company in Malaysia.

Board member since 24 January 2006.

Interest in Shares and Options	—	Nil

Special Responsibilities	—	Datuk Zain is Chairman of the Audit and Risk Management Committee from 25 June 2009 and a member of the Nomination and Remuneration Committee.

Directorships held in other listed entities	—	Director of Faber Group Bhd (since October 2001) and chairman of Malacca Securities Sdn Bhd (since November 2000). Resigned as a Director of PJ Bumi Bhd during the year.

Admiral (Ret) Tan Sri Dato’ Sri Mohd Anwar bin Haji Mohd Nor		Director (Independent Non-executive)

Qualifications	—	Master of Science in Engineering Business Management (University of Warwick, U.K)

Experience	—
Tan Sri Anwar made history in April 2005 when he became the first naval chief in the Malaysian Armed Forces (MAF) to ascend to its highest military office of the Chief of Defence Force, commanding a workforce strength of nearly 130,000. With nearly 40 years of military experience with the Royal Malaysian Navy (RMN) and MAF, he has acquired a massive portfolio of achievements.

His outstanding performance extends to the academic arena as well inclusive of stints at the Naval Staff College (Rhode Island, USA), Navigation and Direction Course and Principal Warfare Officers Course (HMS DRYAD, United Kingdom). He also holds a Master of Science in Engineering Business Management from the University of Warwick, United Kingdom.

Mission NewEnergy Limited and Controlled Entities
(ABN 63 117 065 719)

Tan Sri Anwar has received numerous commendations, awards and accolades in recognition of his talents, and was bestowed the Panglima Mangku Negara (PMN), which carries the title of Tan Sri, by His Majesty the Yang Di- Pertuan Agong (the King of Malaysia). He has also received distinguished medals from foreign governments such as the Ordre National De La Legion D'Honneur from France and the Command of the Legion of Merit from the US.

Board member since 25 June 2009.

Interest in Shares and Options	—	Nil

Special Responsibilities	—	Nil

Directorships held in other listed entities	—	South East Asia Advisory Board to Rolls Royce Plc (start date 1 July 2008). Chairman of the armed forces fund.

Mr Arun Bhatnagar		Director (Independent Non-executive)

Qualifications	—	Honours Degree in Economics (St. Stephen’s College, Delhi)

Experience	—	Up to December 2009, Mr Bhatnagar was the chairman of the Government of India owned television and radio broadcaster, Prasar Bharti, at New Delhi.

Prior to this, he was Secretary of the National Advisory Council, a body tasked with implementation of the National Common Minimum Program and to provide inputs in the formulation of policy and support to the government in its legislative business.

During his long tenure with the government since 1966, Mr Bhatnagar has served as head or in senior positions in various ministries, amongst others the Ministries of Rural Development, Energy, Irrigation and Personnel. He also served as Minister (Economic) in the Indian High Commission in London.

Board member since 25 June 2009.

Interest in Shares and Options	—	Nil

Mission NewEnergy Limited and Controlled Entities
(ABN 63 117 065 719)

Special Responsibilities	—	Chairman, Mission Biofuels India Pvt Limited

Directorships held in other listed entities	—	Nil

Mr Peter Torre		Director (Independent Non-executive)

Qualifications	—	Bachelor of Business, Chartered Accountant, Chartered Secretary and a member of the Institute of Company Directors.

Experience	—
Mr. Torre is the principal of the corporate advisory firm Torre Corporate which provides corporate secretarial services to a range of listed companies. Prior to establishing Torre Corporate, Mr Torre was a partner and Chairman of the National Corporate Services Committee of an internationally affiliated firm of Chartered Accountants working within its corporate services division for over nine years. Mr. Torre is the Company secretary of several ASX-listed companies, a Director of Neo Resources Limited, Mission NewEnergy Limited and Mineral Commodities Limited and is one of the founding Directors of the charity organisation, “A Better Life Foundation WA”. Mr Torre was also formerly a Director of Carbine Resources Limited and CI Resources Limited.

Interest in Shares and Options	—	Nil

Special Responsibilities	—	NIL

Directorships held in other listed entities	—	1. Neo Resources Limited 2. Mineral Commodities Limited 3. Carbine Resources Limited and 4. CI Resources Limited

Mr Nathan Mahalingam		Managing Director/Group Chief Executive Officer (Executive)

Qualifications	—	Bachelor of Economics (Hons.) (University of Malaya) and MBA (Murdoch University, Western Australia).

Experience	—
Mr Mahalingam has over 25 years of management experience in banking and finance, heavy industries and infrastructure development. He has successfully implemented numerous start-up manufacturing operations in Malaysia during his tenure of service with a large Malaysian conglomerate. Between 1995 and 2000, he served as project director in the Westport Group, developers of one of Malaysia's largest privatised port and transhipment facility.

Board member since incorporation of the Company (17 November 2005).

Mission NewEnergy Limited and Controlled Entities
(ABN 63 117 065 719)

Interest in Shares and Options	—	612,9561 ordinary shares in Mission NewEnergy Limited held personally and indirectly through Mission Equities Sdn Bhd, a company that Mr Mahalingam has a 34% interest in.

Performance Rights		Nil

Special Responsibilities	—	Managing Director/Group Chief Executive Officer of the company.

Directorships held in other listed entities	—	Nil

Mr Guy Burnett		Finance Director/Chief Financial Officer (Executive)

Qualifications	—	Member of the Institute of Chartered Accountants Australia

Experience	—
Mr Burnett, a Chartered Accountant, has had an impressive career as a Finance Professional in several large corporations. He first started work as a CA trainee and Audit manager in 1989 after completing a Bachelor of Commerce-Accounting degree at the University of Natal in South Africa. In mid 1996, Mr Burnett joined Umgeni Water, a large corporatized water utility in South Africa, as its Financial Accountant. He was promoted to the position of Financial Controller in mid 1999. He left Umgeni in 2004 to migrate to Western Australia with his family.

Prior to joining the Company Mr Burnett was Manager: Corporate Accounting & Tax with Western Power where he had 27 direct and indirect reports. Prior to this Mr Burnett worked as Acting Financial Accountant for Water Corporation on a one year contract and served as a Manager with KPMG where he played a key role in assisting KPMG's clients in rolling out their IFRS accounting implementations.

Board member since 6 April 2009.

1 The shares held include 33,332 ordinary shares gained through the exercise of performance rights on the 1 August 2011.

Mission NewEnergy Limited and Controlled Entities
(ABN 63 117 065 719)

Interest in Shares and Options	—	112,0012 ordinary shares in Mission NewEnergy Limited, plus eligible for a further 6,0003 performance rights issued under the group’s performance rights scheme. See note 30 for further details.

Special Responsibilities	—	Finance Director, Director of Mission Biofuels India Pvt Limited

Company Secretary of Mission NewEnergy Limited since 29 September 2010.

Directorships held in other listed entities	—	Nil

3. Meetings of Directors

During the financial year, 12 meetings of Directors (including Board sub committees) were held.

Attendance by each Director during the year were as follows

				Committee Meetings
			Audit & Risk		Nomination &
			Management		Remuneration
	Directors’ Meetings		Committee		Committee
	A	B	A	B	A	B
Mr Dario Amara	6	5	5	5	1	1
Datuk Mohamed Zain Bin Mohamed Yusuf	6	6	5	5	1	1
Tan Sri Dato’ Sri Mohd Anwar bin Haji Mohd Nor	6	5	5	5	1	1
Arun Bhatnagar	6	4	5	3	1	1
Mr Nathan Mahalingam	6	6	-	-	-	-
Mr Guy Burnett	6	6	-	-	-	-
Mr Peter Torre	5	5	4	4	1	1

A Number eligible to attend			B Number attended

2The shares held include 33,334 ordinary shares gained through the exercise of performance rights on the 14 July 2011.
3The performance rights reflected in this report are after the exercise of 33,334 performance rights on 14 July 2011.

Mission NewEnergy Limited and Controlled Entities
(ABN 63 117 065 719)

4. Insurance premium paid for Directors and Officers

The Company has paid an insurance premium in respect of a contract insuring each of the Directors of the Company named earlier in this report and the executive officers of the Company against liabilities and expenses, to the extent permitted by law, arising from claims made against them in their capacity as Directors and officers of the Company, other than conduct involving a wilful breach of duty in relation to the Company. Due to confidentiality clauses contained in the insurance policy the Limit of Liability and Premium paid has not been disclosed.

5. Company Secretary

Mr. Guy Burnett held the position of the company secretary from 29 September 2010. Mr Burnett is a Chartered Accountant. Mr Burnett previously held the position of Financial Controller for Umgeni Water, a large corporatized water utility in South Africa. He left Umgeni in 2004 to migrate to Western Australia with his family. Prior to joining the Company Mr Burnett was Manager: Corporate Accounting & Tax with Western Power. Prior to this Mr Burnett worked as Acting Financial Accountant for Water Corporation on a one year contract and served as a Manager with KPMG where he played a key role in assisting KPMG's clients in rolling out their IFRS accounting implementations.

Mr Peter Torre and Mr Jerry Monzu held the joint position of company secretary during the financial year prior to 29 September 2010.

6. Remuneration Report (Audited)
This report details the nature and amount of remuneration for each Director of Mission NewEnergy Limited and for the key management personnel.

Remuneration policy

The remuneration policy of Mission NewEnergy Limited is twofold:

•
To create a remuneration structure that will allow Mission NewEnergy to attract, reward and retain qualified Executives and Non-Executive Directors who will lead Mission NewEnergy in achieving its strategic objectives

•	To provide and motivate the Executives and Non-Executive Directors with a balanced and competitive remuneration

The specific objectives of the Executive Remuneration Policy are as follows:

•	To motivate executive management to manage and lead the business successfully and to drive strong long-term organisational growth in line with the Group’s strategy and business objectives,

•	To drive successful organisational performance by incorporating an annual performance incentive and establish longer-term performance objectives,

Mission NewEnergy Limited and Controlled Entities
(ABN 63 117 065 719)

•	To further drive longer-term organisational performance through an equity-based reward structure,

•	To make sure that there is transparency and fairness in executive remuneration policy and practices,

•	To deliver a balanced solution addressing all elements of total pay [base-pay, incentive pay (cash and equity) and benefits],

•	To make sure appropriate superannuation arrangements are in place for executives, and

•	To contribute to appropriate attraction and retention strategies for executives.

The specific objectives of the Non-Executive Director remuneration policy are as follows:

•	To attract and retain appropriately qualified and experienced Directors

•	To remunerate Directors fairly having regard to their responsibilities, including providing leadership and guidance to management

•	To build sustainable shareholder value by encouraging a longer-term strategic perspective, by not linking fees to the results of the Mission NewEnergy Group of Companies

The Board of Mission NewEnergy Limited believes the remuneration policy to be appropriate and effective in its ability to attract and retain the best executives and Directors to run and manage the Group, as well as create goal congruence between Directors, executives and shareholders.

The Board’s policy for determining the nature and amount of remuneration for board members and senior executives of the Group is as follows:

The remuneration policy, setting the terms and conditions for the Executive Directors and other senior executives, was developed by the Nomination and Remuneration Committee and approved by the Board.

All executives are entitled to receive a base salary (which is based on factors such as length of service and experience), superannuation, fringe benefits, options and performance incentives.

The Nomination and Remuneration Committee review the executive packages annually by reference to the Group’s performance, executive performance and comparable information from industry sectors.

The Directors and executives receive a superannuation guarantee contribution (or equivalent) required by the relevant government authority and do not receive any other retirement benefits.

All remuneration paid to Directors and executives is valued at the cost to the Company and expensed.  Shares given to Directors and executives are valued as the difference between the market price of those shares and the amount paid by the Director or executive.  Options are valued using the Black-Scholes methodology.

The board policy is to remunerate non-executive Directors at market rates for time, commitment and responsibilities.  The Nomination and Remuneration Committee determines payments to the Non-Executive Directors and reviews their remuneration annually, based on market practice, duties and accountability.  Independent external advice will be sought when required.  The maximum aggregate amount of fees that can be paid to non-executive Directors is subject to approval by shareholders at the Annual General Meeting and is allocated to each non-executive Director based on responsibility, which include the Chairman of the Board, Chairman of the Audit and Risk Committee and Chairman of the Nomination and Remuneration Committee.  Fees for non-executive Directors are not linked to the performance of the Group.

Mission NewEnergy Limited and Controlled Entities
(ABN 63 117 065 719)

Key Management Personnel

The Company has defined the following classes of people as key management personnel:

•	Non-executive Directors

•	Executive Directors

•	Management reporting directly to the Managing Director/Group Chief Executive Officer

Details of remuneration for the year ended June 2011

The remuneration for the key management personnel of the group during the year was as follows:

Mission NewEnergy Limited and Controlled Entities
(ABN 63 117 065 719)

2011
							Value of
							options and
				Post		Proportion of	performance
		Short term		employment		remuneration	shares as a
		Non-cash	Share based	Super		performance	proportion of
	Salary	Benefits	payments	Contribution	Total	related	remuneration
	$’000	$’000	$’000	$’000	$’000%		%
Directors						-	-

Mr Dario Amara	100	-	-	9	109	-	-

Datuk Zain Yusuf	75	-	-	1	76	-	-

Mr Nathan Mahalingam	340	-	1,324	4	1,668	79%	-

Admiral (Ret) Tan Sri Dato’ Sri Mohd Anwar bin Haji Mohd Nor	50	0	-	1	51

Mr Arun Bhatnagar	50	15	-	-	65	-	-

Mr Guy Burnett	257	-	1,347	23	1,627	83%	83%

Mr. Peter Torre4	38	-	-	3	41	-	-

Key management personnel

Kalaiselvan Somasundaram (Refining COO)	76	-	2	9	87	-	-

Subhas Patnaik (COO of Feedstock operations)5	38	-	-	-	38	-	-

Mr Abu Bakar Bin Jani (non-executive Director of Mission Biofuels and Biotechnologies Sdn Bhd)	20	-	-	-	20	-	-

Datuk Azizan Bin Abd Rahman (non-executive Director of Mission Biofuels and Biotechnologies Sdn Bhd)	20	-	-	-	20	-	-

Datuk Jaafar Abu Bakar (non-executive Director of Mission Biofuels and Biotechnologies Sdn Bhd)	20	-	-	-	20	-	-

Mr James Garton (Group Head of Corporate Finance)	311	-	572	23	906	63%	63%

Mr Sinnasami Nadason (Group Plantation Advisor)6	62	-	-	-	62
TOTAL	1,457	15	3,245	73	4,790	-	-

4Mr. Torre joined the Group on 29th September 2010.
5Mr. Patnaik resigned from the Group on the 15th September 2010.
6Mr. Sinnasami Nadason joined the Group on 20 August 2010.

Mission NewEnergy Limited and Controlled Entities
(ABN 63 117 065 719)

2010
							Value of
							options and
				Post		Proportion of	performance
		Short term		employment		remuneration	shares as a
		Non-cash	Share based	Super		performance	proportion of
	Salary	Benefits	payments	Contribution	Total	related	remuneration
	$’000	$’000	$’000	$’000	$’000%		%
Directors						-	-

Mr Dario Amara	100	-	-	9	109	-	-

Datuk Zain Yusuf	75	-	-	1	76	-	-

Mr Nathan Mahalingam	344	-	-	4	348	-	-

Admiral (Ret) Tan Sri Dato’ Sri Mohd Anwar bin Haji Mohd Nor	50	-	-	1	51	-	-

Mr Arun Bhatnagar	50	10	-	-	60	-	-

Mr Guy Burnett	240	-	403	22	665	61%	61%

Key management personnel

Kalaiselvan a/l Somasundaram (Refining COO)	87	-	14	-	101	-	-

Subhas Patnaik (COO of Feedstock operations)7	47	-	-	-	47	-	-

Mr Abu Bakar Bin Jani (non-executive Director of Mission Biofuels and biotechnologies Sdn Bhd)	20	-	-	-	20	-	-

Datuk Azizan Bin Abd Rahman (non-executive Director of Mission Biofuels and Biotechnologies Sdn Bhd)	20	-	-	-	20	-	-

Datuk Jaafar Abu Bakar (non-executive Director of Mission Biofuels and Biotechnologies Sdn Bhd)	20	-	-	-	20	-	-

Mr James Garton (Group Head of Corporate Finance)	240	-	803	22	1,065	75%	75%
TOTAL	1,293	10	1,220	59	2,582	-	-

7Mr Patnaik joined Mission on the 17th  September 2009.

Mission NewEnergy Limited and Controlled Entities
(ABN 63 117 065 719)

Options and performance shares are issued to Directors, executives and senior employees as part of their remuneration.
The following options and performance shares were issued to key executives and individuals who have a strategic impact on the business.

Options
					Balance after
	Balance			Balance	consolidation		Balance
	1/7/2009	Expired	New issue	1/7/2010	at 50:18	Lapsed	30/6/2011	Vested
Directors
Guy Burnett9	-	-	1,750,000	1,750,000	35,000	(35,000)	-	-
Executive
James
Garton10	1,750,000	-	-	1,750,000	35,000	(35,000)	-	-
TOTAL	1,750,000	-	1,750,000	3,500,00	70,000	(70,000)	-	-

8	Shareholders approved a share consolidation of 50:1 on 23 March 2011.
9
Grant date was 19 October 2009, share price on grant date was $14.25, exercise price is $8.50, fair value at grant date was $7.97, volatility used was 125.35%, risk free rate used was 4.83%, the options expire on 30 June 2011. Prices adjusted to reflect the impact of the share consolidation.

10
Grant date was 25 June 2009, share price on grant date was $9.25, exercise price is $8.5, fair value at grant date was $4.84, volatility used was 138.77%, risk free rate used was 4.16%, the options expire on 30 June 2011. Prices adjusted to reflect the impact of the share consolidation.

Mission NewEnergy Limited and Controlled Entities
(ABN 63 117 065 719)

Performance Rights

	Balance 30/6/2009		New issue		Exercised	Lapsed	Balance 30/6/2010	New Issue		Exercised	Lapsed before consolidation	Balance before consolidation of Performance rights	Balance after consolidation	Lapsed after consolidation	Balance 30/06/2011	Vested and unexercised at 30/06/2011
Director

Nathan	-		-		-	-	-	5,000,000	11	(3,333,332)	-	1,666,668	33,334	-	33,334	-
Mahalingam
Guy Burnett	-		1,500,000	12	(200,000)	(300,000)	1,000,000	5,000,000	13	(3,733,332)		2,266,668	45,334	(6,000)	39,334	-

Executives																-

James Garton	1,500,000	14	5,000,000	15	(200,000)	(300,000)	6,000,000			(3,733,332)	-	2,266,668	45,334	(6,000)	39,334	-
Senior employees collectively	1,200,000	16	-		(119,999)	(293,334)	786,667	1,550,000	17	(546,666)	(50,000)	1,740,001	34,808	(13,733)	21,075	3,333
Total	2,700,000		6,500,000		(519,999)	(893,334)	7,786,667	11,550,000		(11,346,662)	(50,000)	7,940,005	158,810	(25,733)	133,077	3,333

The performance conditions of the performance rights were chosen to encourage staff retention and to drive company performance. The achievement of the performance condition is deemed achieved if:
a)	the employee is still in employment within the Group on the vesting date where the performance criteria is for service, and
b)	measured against audited financial results where company performance is the vesting condition.

11Grant date was 6 July 2010, share price and fair value on grant date was $13.25. The performance rights vest in equal tranches at 1/7/2010, 31/12/2010 and 1/7/2011 for service.
12Grant date was 19 October 2009, share price on grant date was $14.25, fair value at grant date was $10.69.
13Grant date was 6 July 2010, share price and fair value on grant date was $13.25. The performance rights vest in equal tranches at 1/7/2010, 31/12/2010 and 1/7/2011 for service.
14Grant date was 25 June 2009, share price on grant date was $9.25 and fair value at grant date was $6.94. 40% of the performance shares vest in equal tranches at 31/12/2009, 30/06/2010 and 31/12/2010 for service, and 60% of the performance shares vest in equal tranches on Positive Group cash generation from operations by 30 June 2010, EPS of A$3.00 by 30 June 2011, and EPS of A$7.5 by 30 June 2012. The rights associated with the company performance criteria at 30 June 2010 and 30 June 2011 were not met, and hence the rights lapsed.
15Grant date was 30 March 2010, share price on grant date was $17.25, fair value at grant date was $12.94.The performance shares vest in equal tranches at 1/7/2010, 31/12/2010 and 1/7/2011 for service.
16Grant date was 25 June 2009, share price on grant date was $9.25 and fair value at grant date was $6.94. 40% of the performance shares vest in equal tranches at 31/12/2009, 30/06/2010 and 31/12/2010 for service, and 60% of the performance shares vest in equal tranches on Positive Group cash generation from operations by 30 June 2010, EPS of A$3.00 by 30 June 2011, and EPS of A$7.5 by 30 June 2012. The rights associated with the company performance criteria at 30 June 2010 and 30 June 2011 were not met, and hence the rights lapsed.
17Grant date was 28 September 2010, share price and fair value on grant date was $9.75. 40% of the performance shares vest in equal tranches at 31/12/2010, 30/06/2011 and 31/12/2011 for service, and 60% of the performance shares vest in equal tranches on achievement of a Group EPS of A$3.00 by 30 June 2011, EPS of A$7.50 by 30 June 2012 and EPS of A$7.50 by 30 June 2013.

Mission NewEnergy Limited and Controlled Entities
(ABN 63 117 065 719)

Employment contracts of Directors and senior executives

The employment conditions of the Managing Director/Group Chief Executive Officer, Finance Director/Chief Financial Officer and the Head of Corporate Finance are formalised in contracts of employment, which the Directors consider to be on reasonable and commercial terms.

The employment agreements contain the following terms and conditions:

•
standard leave entitlements; fixed terms of 3 years, with Mission NewEnergy able to terminate the employment prior to the expiration of the maximum term by giving 2 months notice and a payment equivalent to 12 months salary for the Group Chief Executive Officer and 2 Months for the Chief Financial Officer and Head of Corporate Finance;

•	employee able to do the same by giving 2 months notice;

•	rights of summary dismissal are preserved;

•	total remuneration is subject to yearly review, but an increase is not guaranteed;

•	no provision for automatic bonus payments;

•	no probationary periods; and

•	cascading post employment restraints.

All other key personnel are on similar contracts but are not for a fixed term.

7.    Principal Activities

The principal activities of the group during the financial year were:

•	Operation of the 1st Biodiesel Plant in Malaysia during the financial year

•	Construction and commissioning of the 2nd Biodiesel Plaint in Malaysia

•	Feedstock establishment in India

There were no significant changes in the nature of the principal activities during the financial year.

8.   Operating and Financial Review

Summary of results:

Revenue for the Group amounted to $17.0 million (2010: $16.5 million). Net cash used in operating activities was A$15.1 million (2010: $6.9 million). EBIDTA loss of the group amounted to $15.8 million (2010: $90.5 million loss) and the net loss of the Group, after providing for interest, impairment, depreciation, amortisation and income amounted to $21.7 million (2010: $97.8 million loss).

Mission NewEnergy Limited and Controlled Entities
(ABN 63 117 065 719)

The high level analysis of the key non-cash transactions in the 2011 financial year below illustrates the cash used in operations by the Group in the twelve months to 30 June 2011.

	2011	2010
	A$'000	A$'000
Net (loss) for the period	(21,670)	(97,800)
Add: Non-cash items
Depreciation	562	2,118
Employee Share Scheme	3,324	1,277
Impairment of biological asset	-	740
Impairment of Property, plant and equipment and goodwill	3,501	73,089
Impairment of trade receivables	1,930	9,160
Change in fair value of biological assets	(790)	(1,656)
Finance costs (non-cash)	2,382	2,293
Change in working capital	(4,328)	3,877
Net cash used in operating activities	(15,089)	(6,902)

9. Review of Operations

Acceptance on to the NASDAQ Global Market

During the year the Group achieved a milestone achievement by registering with the USA Securities and Exchange Commission and listed on the NASDAQ Global Market. In addition Mission offered 2,785,000 ordinary shares at a public offering price of US$9.00 per share, thereby raising gross proceeds of US$25 million. The shares trade on the NASDAQ Global Market under the symbol “MNEL”.

Biodiesel Refining

During the year management identified that a key component to gaining greater access to European biodiesel sales was to be able to offer certified product under the European Renewable Energy Directive (RED). Under the Renewable Energy Directive (RED) a criteria requires biofuels to reduce Green House Gas (GHG) emissions by at least 35% compared to fossil fuels, and from 2017 the reduction has to be 50%.

Accordingly, Mission obtained certification for the biodiesel refineries under the German International Sustainability & Carbon Certification (“ISCC”) program. In addition it was recently announced that the European Commission has recognized the ISCC as one of the first systems for the certification of sustainable biomass and liquid bio-energy (fuel and electricity), which is recognized by the European Commission in Brussels. As a result ISCC can be established as a proof for sustainable biomass on a worldwide basis.

Mission NewEnergy Limited and Controlled Entities
(ABN 63 117 065 719)

With the refineries certified, Mission approached Felda (a Malaysian government corporation and one of the world’s largest palm oil producers) and entered into a long-term supply agreement establishing Asia’s first fully integrated ISCC certified palm biodiesel supply and production chain.

Subsequent to these certifications and supply agreements being put in place, Mission signed a contract to supply sustainability-certified product to a major international producer and distributor of refined oil products. The contract commenced in May 2011 with two loads of product being successfully delivered in June 2011 and the final load delivered in July 2011. This final load represented the full completion of the initial term of the contract and both parties agreed not to exercise the option to extend the contract further.

On 1 June 2011 the Malaysian government officially launched the much-awaited B5 Palm Oil Biodiesel blending mandate. Under the mandate, all diesel sold will contain 5% biodiesel. Initially supply will be into the retail stations in Putra Jaya (central Malaysia) and will reach full compliance among all retail stations in this region by 1 November 2011, resulting in approximately 200,000 tons of biodiesel demand per annum. Once fully implemented on a national scale, demand will increase to 500,000 tons per year. This represents another major milestone towards the full implementation of the Malaysian mandate, which Mission expects to be a significant new market opportunity for Mission’s refined biodiesel.

During the year, Mission started construction of a distillation column at its refineries in Kuantan Port Malaysia. Servicing both Mission’s refineries, the distillation column will allow Mission to increase the purity of the biodiesel and provide further refining flexibility to tailor product to different international markets and specifications. This is expected to increase the marketability of Mission’s biodiesel around the globe. With the distillation column in place Mission will be able to offer palm based biodiesel that exceeds the United States, ASTM D6751 quality standard.

During the twelve months to June 2011, the first Biodiesel refinery (100,000 tpa) successfully produced and delivered biodiesel into a spot biodiesel sale and commenced delivery into a contract requiring ISCC certified product. To date the USA Environmental protection Agency has not approved Crude Palm Oil to be used as a biodiesel input, hence Mission has not been able to produce palm-based biodiesel for the Valero supply contract signed in late 2009.

The refining unit made a marginal positive contribution from biodiesel production and by-product sales, however the low production volumes, prevented sufficient contribution towards covering the refineries overheads.

Mission’s second refinery (250,000 tpa)

Mission used the pre-treatment facility of the 250,000 tpa refinery to produce ISCC certified product and this portion of the plant ran at full capacity. Mission continues with discussions with its turnkey contractor, KNM Process Systems Sdn Bhd, to finalise the transfer of the plant to Mission. All approvals and licences required to operate the plant have been secured.

Mission NewEnergy Limited and Controlled Entities
(ABN 63 117 065 719)

Impairment of refinery assets

The Board reviews the carrying value of its refinery assets at each reporting date. At 30 June 2011 the Company continues to impair any additions to the refineries (largely being the distillation column under construction) and hence a provision for impairment of A$2.3 million has been recognised in this financial year. This non-cash accounting impairment is in no way an indication that the plant cannot produce biodiesel under the required specifications. The Board is confident that the significant efforts undertaken by management and the international community will make it possible for the refining assets to be put to productive use in the ensuing financial periods; at which time the value of these assets can be reinstated to its useful value at that point in time.

Upstream Feedstock Business

During the year Mission entered into a Memorandum of Understanding with JOil (S) Pte Limited (“JOil”), a joint venture company of Temasek Life Sciences Laboratory (“TLL”) of Singapore and a world leader in research and development of high-yielding Jatropha varieties. Under the MOU, JOIL will provide elite Jatropha plant seedlings and plant materials for Mission's 2011 planting season. JOil’s trial results, have demonstrated a material increase in yield per acre and significant shortening of gestation time.

In addition, Mission made a number of sales of small parcels of Crude Jatropha Oil (JCO) to various parties, including a major European customer. The Prices ranged from approximately US$119 per barrel CIF Europe, to US$145 per barrel CIF Southeast Asia, all achieving a positive sales price above the then sales price of mineral oil indicating an initial market readiness to pay a premium for sustainable biofuels oils such as CJO.

During the financial year Mission continued to grow its Jatropha acreage through the contract farming model in India by over 46,000 acres, taking Missions contracted acreage to an estimate 194,323 acres.

In addition, Mission continued to role out its proprietary contract farmer management system, named Mission Agro Technologies (MAT). This in-house developed system gives Mission a GPS location of the contract farmers, along with seasonal statistical data on plant size, condition, mortality and a host of other factors. Mission is already using this system extensively to plan for the forthcoming seed collection season in late 2011.

Wind farm business

The two windmills owned by the Company of 1.65 MW each, generated and sold under a Power Purchase Agreement 6,082,344 kwh during the twelve months to 30 June 2011. An impairment review of the windmills was undertaken. Revenues generated from these assets were found to be less than expected, thus a provision for impairment was recognised to reduce the carrying value of the windmill assets to their value in use.

Mission NewEnergy Limited and Controlled Entities
(ABN 63 117 065 719)

10.	Financial Position

The Group had a loss for the year ended 30 June 2011 of $21.7 million (2010: $97.8 million), current assets less current liability surplus of $7.2 million (2010: $20.7 million), net cash used in operating activities of $15.1 million (2010: 6.9 million) and a net asset deficiency of $29.7 million (2010: $29.7 million deficiency) at balance date. The net asset deficiency is as a result of the impairment of the majority of the refinery assets during the 2010 financial year (refer to note 5a).

During the financial year, Mission undertook a Convertible Note exchange offer to extend the maturity date of the Convertible Notes from May 2012 to May 2014. Mission received acceptance from six of the seven Series One Convertible Note holders, representing 75.33% of all the original Series One Convertible Notes. Mission now has 230,770 Series One Convertible Notes on issue and 704,789 Series Two Convertible Notes. The series one notes have a nominal value of A$15 million, which has been recognised at reporting date as a current liability in the statement of financial position (see note 22). At the date of this report, the Board has paid A$5 million to fully settle the series one convertible note liability of A$15 million shown in current liabilities.

The Directors believe that at the date of this report the Group has sufficient financial resources at 30 June 2011 to meet its committed financial liabilities.

The Financial Statements have been prepared on a going concern basis which has been assessed based on detailed cash flow forecasts extending out twelve months from the date of this financial report. The cash flow forecasts from operations are based on the forecast cash flows required to sustain the business, cash on hand at 30 June 2011 and the ongoing receivables collection associated with historic sapling sales. At the date of this report, the Board is exploring an opportunity to defer the payment of capital commitments (refer to note 26) of A$5.2 million.

The ability of the Group to continue as a going concern in the ordinary course of business and to achieve the business growth strategies and objectives is dependent upon its ability to collect amounts owing under its receivables, defer the capital commitment relating to the second biodiesel plant or raise further debt or equity to meet the Group’s commitments. The debt or equity funding referred to above has not been agreed to at the date of this report.

Notwithstanding the matters mentioned above, the Directors believe that the Group will be successful in the matters discussed above and accordingly have prepared the financial report on a going concern basis in the belief that the Group will realise its assets and settle its liabilities and commitments in the normal course of business and for at least the amounts stated in the financial report. However, should the Group not be successful in the matters discussed above, there is significant uncertainty whether the Group would be able to continue as a going concern.

11.	Dividends Paid or Recommended

No dividends have been paid or declared for payment.

Mission NewEnergy Limited and Controlled Entities
(ABN 63 117 065 719)

12.	Events subsequent to reporting date

Other than the matter mentioned below, there have been no significant subsequent events up until the date of signing this Financial Report.

At the date of this report, the Board has paid A$5 million to fully settle the series one convertible note liability of A$15 million shown in current liabilities (refer note 22).

13.	Significant Changes in State of Affairs

There have been no significant changes to the state of affairs up to the date of signing this Financial Report.

14.	Future developments, Prospects and Business Strategies

Mission now continues to expand its Jatropha footprint and find spot or term contracts to increase the utilisation of its existing refining assets.

Mission looks forward to expanding this business via the planting of new acreage, obtaining incrementally increasing yields of Jatropha seeds as the plants mature over there seven year development lifecycle and possibly also through the acquisition of other Jatropha operations. This continued expansion coupled with the maturing of existing Jatropha acreage provides the necessary scale to reduce Mission cost. To further improve Mission's economics the Company continues to seek opportunities to improve the realisation of value from Jatropha by-products.

Reduction of feedstock cost base through the switch from Palm to Jatropha, increased through put scale and continued process enhancements at its existing refineries, position Mission well to win additional long term biodiesel off-take agreements and improve the economics of existing long term contracts. Increasing utilisation rates and increasing margins, continue to be greatest driver to Mission's near term financial performance.

Mission intends to expand its business through the downstream expansion in the Jatropha business into oil seed crushing, possible expansions in refining facilities in different jurisdictions and into the wholesale storage and logistics of biodiesel. Such expansion allows Mission to capture additional margin by participating throughout the value chain.

15.	Proceedings on behalf of the Company

No person has applied for leave of Court to bring proceedings on behalf of the company or intervene in any proceedings to which the company is a party for the purpose of taking responsibility on behalf of the company for all or any part of those proceedings. The company was not a party to any such proceedings during the year.

Mission NewEnergy Limited and Controlled Entities
(ABN 63 117 065 719)

16.	Rounding off

The Company is of a kind referred to in ASIC Class Order 98/100 dated 10 July 1998 and in accordance with that Class Order, amounts in the financial report and Directors’ report have been rounded off to the nearest thousand dollars, unless otherwise stated.

17.	Non audit services

The Board of Directors, in accordance with advise from the audit and risk committee, is satisfied that the services disclosed below did not compromise the external auditor’s independence for the following reasons:

•	All non-audit services are reviewed and approved by the audit and risk committee prior to commencement to ensure they do not adversely affect the integrity and objectivity of the auditor, and

•
The nature of the services provided does not compromise the general principles relating to auditor independence in accordance with APES 110: Code of Ethics for professional Accountants set by the Accounting Professional and Ethics Standards Board.

The Group’s auditors have provided other assurance services during the year. Refer to Note 10 for details of amounts paid to the Group’s auditors during the year

18.	The lead auditor’s independence declaration

The  lead  auditor’s  independence  declaration,  in  accordance  with  S307C  of  the Corporations Act 2001 for the year ended 30 June 2011 has been received and can be found on page 30 of the Directors’ Report.

Signed in accordance with a resolution of the Board of Directors.

Nathan Mahalingam
Group Chief Executive Officer
Date: 29 September 2011

Grant Thornton Audit Pty Ltd
ABN 94 269 609 023

10 Kings Park Road
West Perth WA 6005
PO Box 570
West Perth WA 6872

T +61 8 9480 2000
F +61 8 9322 7787
E admin.wa@au.gt.com
W www.grantthornton.com.au

Auditor’s Independence Declaration
To the Directors of Mission NewEnergy Limited

In accordance with the requirements of section 307C of the Corporations Act 2001, as lead auditor for the audit of Mission NewEnergy Limited for the year ended 30 June 2011, I declare that, to the best of my knowledge and belief, there have been:

a	no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

b	no contraventions of any applicable code of professional conduct in relation to the audit.

GRANT THORNTON AUDIT PTY LTD
Chartered Accountants

M J Hillgrove
Director - Audit & Assurance

Perth, 29 September 2011

Grant Thornton Australia Limited is a member firm within Grant Thornton International Ltd. Grant Thornton International Ltd and the member firms are not a worldwide partnership. Grant Thornton Australia Limited, together with its subsidiaries and related entities, delivers its services independently in Australia.

Liability limited by a scheme approved under Professional Standards Legislation

Mission NewEnergy Limited and Controlled Entities
(ABN 63 117 065 719)

CONSOLIDATED GROUP INCOME STATEMENTS		33
CONSOLIDATED GROUP STATEMENT OF COMPREHENSIVE INCOME		34
CONSOLIDATED GROUP STATEMENT OF FINANCIAL POSITION		35
CONSOLIDATED GROUP STATEMENT OF CHANGES IN EQUITY		37
CONSOLIDATED GROUP STATEMENT OF CASH FLOWS		39
NOTES TO THE FINANCIAL STATEMENTS		40
1.	Nature of operations and general information	40
2.	Basis of preparation	40
3.	Statement of Significant Accounting Policies	41
4.	New standards and interpretations not yet adopted	52
5.	Critical Accounting Estimates and Judgments	62
6.	Determination of fair value	67
7.	Sales revenue	68
8.	Expenses	68
9.	Income tax	70
10.	Auditors’ Remuneration	71
11.	Earnings per share	71
12.	Cash and cash equivalents	72
13.	Trade and Other Receivables	72
14.	Biological Assets	73
15.	Inventories	74
16.	Other Financial Assets	74
17.	Investments in subsidiaries	75
18.	Property Plant and Equipment	76
19.	Intangible Assets	78
20.	Other Assets	78
21.	Trade and Other Payables	78
22.	Financial Liabilities	79
23.	Tax	80
24.	Issued Capital	82
25.	Reserves	85
26.	Capital and Leasing Commitments	85
27.	Contingent Liabilities and Contingent Assets	86
28.	Segment Reporting	87
29.	Cash Flow Information	90
30.	Interests and Remuneration of Key Management Personnel	92
31.	Related Parties	95
32.	Financial Instruments	96
33.	Parent entity information	101
34.	Impairment of loans and investments	102

Mission NewEnergy Limited and Controlled Entities
(ABN 63 117 065 719)

35.	Non-current assets held for sale	102
37.	Subsequent events	102
38.	Prior period error	103
39.	Company Details	104
DIRECTORS’ DECLARATION		105
INDEPENDENT AUDIT REPORT TO MEMBERS OF Mission NewEnergy Limited		106

Mission NewEnergy Limited and Controlled Entities
(ABN 63 117 065 719)

CONSOLIDATED GROUP INCOME STATEMENT
FOR THE YEAR ENDED 30 JUNE 2011

	Note		2011	2010
			$'000	$'000
Sales revenue	7		14,080	14,394
Other income	7		2,869	2,066
Total revenue			16,949	16,460
Cost of sales	8	a	(13,987)	(15,021)
Employee benefits expense	8	b	(7,527)	(5,307)
Net foreign exchange gains/(losses)			(1,769)	568
Consultants’ expenses			(328)	(594)
Hedging cost			(3)	(95)
Impairment of trade receivables	13		(1,930)	(9,160)
Impairment of inventories and biological assets			-	(740)
Impairment of assets	5	a	(3,501)	(73,089)
Shareholder expenses			(125)	(121)
Travel expenses	8	e	(766)	(886)
Research and development			(168)	(154)
Rental expenses			(176)	(271)
Other expenses from ordinary activities	8	c	(2,490)	(2,091)
Earnings before interest, tax, depreciation and amortisation			(15,821)	(90,501)
Depreciation and amortisation expenses			(562)	(2,118)
Finance Cost - amortisation	8	d	(2,382)	(2,293)
Finance costs			(2,906)	(2,859)
Profit/(loss) before income tax			(21,671)	(97,771)
Income tax (expense)/benefit	9		1	(29)
Net (loss)/profit attributable to members of
the parent entity			(21,670)	(97,800)
Basic earnings/(loss) per share (cents)	11		(3.50)	(20.76)
Diluted earnings/(loss) per share (cents)	11		(3.50)	(20.76)

The accompanying notes form part of this financial report

Mission NewEnergy Limited and Controlled Entities
(ABN 63 117 065 719)

CONSOLIDATED GROUP STATEMENT OF COMPREHENSIVE INCOME
FOR THE YEAR ENDED 30 JUNE 2011

	2011	2010
	$’000	$’000
(Loss)/Profit for the period	(21,670)	(97,800)
Other comprehensive income
Exchange differences on translating foreign operations	(1,917)	286
Gain on convertible note restructure	3,207	-
Effective portion of change in fair value of cash flow hedge	39	-
Other comprehensive income/(loss) for the period net of tax	1,329	286
Total comprehensive (loss) for the period	(20,341)	(97,514)
Attributable to owners of the parent	(20,341)	(97,514)

The accompanying notes form part of this financial report

Mission NewEnergy Limited and Controlled Entities
(ABN 63 117 065 719)

CONSOLIDATED GROUP STATEMENT OF FINANCIAL POSITION AS AT 30 JUNE 2011

	Note	2011	2010
		$'000	$'000
CURRENT ASSETS
Cash and cash equivalents	12	15,761	17,155
Trade and other receivables	13	6,583	4,168
Biological assets	14	88	1,477
Inventories	15	6,242	1,671
Other financial assets	16	178	26
Other assets	20	354	457
Current tax assets	23	30	53
Total current assets		29,236	25,007
NON-CURRENT ASSETS
Trade and other receivables	13	-	-
Other financial assets	16	-	-
Property, plant and equipment	18	6,660	7,547
Intangible assets	19	-	1,013
Deferred tax assets	23	-	-
Other Assets	20	702	182
Total non-current assets		7,362	8,742
TOTAL ASSETS		36,598	33,749
CURRENT LIABILITIES
Trade and other payables	21	7,059	3,602
Financial liabilities	22	14,907	624
Short-term provisions		93	74
Total current liabilities		22,059	4,300
NON-CURRENT LIABILITIES
Other payables		-	109
Financial liabilities	22	44,287	59,028
Deferred tax liabilities	23	-	-
Total non-current liabilities		44,287	59,137

Mission NewEnergy Limited and Controlled Entities
(ABN 63 117 065 719)

TOTAL LIABILITIES		66,346	63,437
NET ASSETS (DEFICIT)/SURPLUS		(29,748)	(29,688)

EQUITY
Issued capital	24	96,801	76,634
Reserves		9,171	10,931
Retained earnings (Accumulated losses)		(135,720)	(117,259)
Minority Interests		-	6
Total Equity (Deficiency)		(29,748)	(29,688)

The accompanying notes form part of these financial statements.

Mission New Energy Limited and Controlled Entities
(ABN 63 117 065 719)

CONSOLIDATED GROUP STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED 30 JUNE 2011

		Retained	Share	Foreign		Cash
	Ordinary	Earnings	Based	Currency	Convertible	flow
	Share	(Accumulated	Payments	Translation	Notes	hedge	Minority
	Capital	Losses)	Reserve	Reserve	Reserve	reserve	Interests	Total
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Balance as at 30 June 2009	61,123	(19,475)	281	(42)	9,146	-	6	51,039
Profit/(Loss) attributable to members of parent entity	-	(97,800)	-	-	-	-	-	(97,800)
Other comprehensive income	-	-	-	286	-	-	-	286
Pro-rata expenses of 2009 options that lapsed during the year	-	16	(16)	-	-	-	-	-
Pro-rata expenses for options and performance rights	-	-	1,276	-	-	-	-	1,276
Issue of New Shares	15,511	-	-	-	-	-	-	15,511
Balance as at 30 June 2010	76,634	(117,259)	1,541	244	9,146	-	6	(29,688)

Changes in Convertible note reserve due to restructure	-	3,209	-	-	(3,209)	-	-	-

Mission New Energy Limited and Controlled Entities
(ABN 63 117 065 719)

		Retained	Share	Foreign		Cash
	Ordinary	Earnings	Based	Currency	Convertible	flow
	Share	(Accumulated	Payments	Translation	Notes	hedge	Minority
	Capital	Losses)	Reserve	Reserve	Reserve	reserve	Interests	Total
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Profit/(Loss) attributable to members of parent entity	-	(21,670)	-	-	-	-	-	(21,670)
Other comprehensive income	-	-	-	(1,917)	-	39	-	(1,878)
Pro-rata expenses for options and performance rights	-	-	3,327	-	-	-	-	3,327
Issue of New Shares	20,167	-	-	-	-	-	-	20,167
Elimination of minority interest after purchase of shares	-	-	-	-	-	-	(6)	(6)
Balance as at 30 June 2011	96,801	(135,720)	4,868	(1,673)	5,937	39	-	(29,748)

Mission New Energy Limited and Controlled Entities
(ABN 63 117 065 719)

CONSOLIDATED GROUP STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED 30 JUNE 2011

	Note
		2011	2010
		$’000	$’000
CASH FLOWS FROM OPERATING ACTIVITIES
Receipts from customers		10,128	17,126
Payments to suppliers and employees		(22,494)	(21,331)
Interest received		161	167
Finance costs		(2,909)	(2,859)
Income tax paid		25	(5)
Net cash (used in) operating activities	29	(15,089)	(6,902)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment		(3,957)	(7,540)
Purchase of performance bond investments		-	1,112
Receipt from investment in held to maturity investment and deposits		(137)	23
Net cash (used in) investing activities		(4,094)	(6,405)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from share issue (net of costs)		20,167	15,511
(Repayments)/proceeds from borrowings		(527)	(574)
Net cash provided by financing activities		19,640	14,937
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		457	1,630
Cash and cash equivalents at beginning of the financial year		17,155	16,247
Effects of exchange rate fluctuations of cash held in foreign currencies		(1,851)	(722)
CASH AND CASH EQUIVALENTS AT END OF FINANCIAL YEAR	12	15,761	17,155

The accompanying notes form part of these financial statements.

Mission New Energy Limited and Controlled Entities
(ABN 63 117 065 719)

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2011 (Contd.)

1.	Nature of operations and general information

Mission NewEnergy Limited is a company domiciled in Australia (ACN: 117 065 719) and:

•	listed on the ASX (MBT) and Nasdaq (MNEL) with its operations in Malaysia and India;
•	that owns and operates a 100,000 tpa (approx. 30 million gallons p.a.) biodiesel plant at Kuantan in Malaysia producing biodiesel;
•	that is the only non-German biodiesel producer to be certified by AGQM, the German Biodiesel production process certification body;
•
that has recently commissioned a 250,000 tpa (approx. 75 million gallons p.a.) transesterification plant with KNM Process Systems Sdn Bhd as a turnkey contractor which is adjacent to the 100,000 tpa plant, and is in the process of finalising the transfer of the plant to Mission;

•	that will initially use Crude Palm Oil (CPO) as the feedstock for its biodiesel plants in Malaysia;
•
that is rapidly developing its upstream feedstock business in India, which is focusing on a drought-resistant perennial plant (Jatropha Curcas) that grows in marginal/poor soil. Jatropha is easy to establish, grows quickly, produces seeds for over 30 years and importantly is inedible;

•	that will ultimately replace CPO with Jatropha Oil as its feedstock for its biodiesel plants;
•	that owns and operates two wind energy turbines of 1.65 MW each in India which sell electricity to a Western Indian utility under a 13 year power purchase agreement.

2.	Basis of preparation

Statement of compliance

The financial report is a general purpose financial report which has been prepared in accordance with Australian Accounting Standards (AASB’s) (including Australian interpretations) adopted by the Australian Accounting Standards Board (AASB) and the Corporations Act 2001. The consolidated financial report of the Group complies with International Financial Reporting Standards (IFRSs) and Interpretations adopted by the International Accounting Standards Board (IASB).

Mission New Energy Limited and Controlled Entities
(ABN 63 117 065 719)

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2011 (Contd .)

Basis of measurement

The financial report has been prepared on an accruals basis and is based on historical costs modified by the revaluation of selected non-current assets, financial assets and financial liabilities for which the fair value basis of accounting has been applied. All amounts shown are in Australian dollars ($A) unless otherwise stated.

The financial statements have been prepared on a going concern basis. The ability of the Group to continue as a going concern and pay its debts as and when they fall due is dependent on the continued support of its bankers, suppliers and its customer base (refer note 5(b)).

The Company is of a kind referred to in ASIC Class Order 98/100 dated 10 July 1998 and in accordance with the Class Order, amounts in the financial report have been rounded off to the nearest thousand dollars, unless otherwise stated.

The Group has applied amendments to the Corporation Act (2001) that remove the requirement for the Group to lodge parent entity financial statements. Parent entity financial statements have been replaced by the specific parent entity disclosures in Note 33.

Functional and Presentation currency
The consolidated financial statements are presented in Australian Dollars. The functional currencies of the operating units are as follows:

•	Refining operations - Malaysian Ringgit
•	Feedstock operations – Indian Rupee
•	USA operations - United States Dollar
•	Other – Australian Dollar.

The Board of Directors approved this financial report on 29 September 2011.

3.	Statement of Significant Accounting Policies

Except where stated, these accounting policies have been consistently applied by each entity in the Group and are consistent with those of the previous year.

a.	Principles of Consolidation

The consolidated financial statements comprise the financial statements of Mission NewEnergy Limited and its subsidiaries, as defined in Accounting Standard AASB 127 ‘Consolidated and Separate Financial Statements’. These include Mission Biotechnologies Sdn Bhd (MBTSB), Mission Biofuels Sdn Bhd, Enviro Mission Sdn Bhd, Mission Agro Energy Limited Mission, Biofuels (India) Pvt Limited, Scarborough Beach Holdings, Inc., PJ Trading, LLC, and PJ Trading Pennsylvania, LLC.

Mission New Energy Limited and Controlled Entities
(ABN 63 117 065 719)

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2011 (Contd.)

On 13 December 2005, Mission NewEnergy Limited acquired all of the issued capital of MBTSB. In accordance with the requirements of AASB 3 Business Combinations, MBTSB was identified as the acquirer in relation to the combination. Accordingly, the combination has been accounted for as a reverse acquisition. This has resulted in the consolidated statement of financial position reflecting the assets, liabilities and equity of MBTSB, and the cost of the combination being recognised at the fair value of the equity instruments on issue in Mission NewEnergy Limited at the date of acquisition. The application of AASB 3 Business Combinations does not change the status of Mission NewEnergy as the legal parent entity of the Group.

Mission Agro Energy Limited (MAEL), a wholly owned subsidiary of Mission NewEnergy Limited, was incorporated on 8 September 2006. On 28 March 2007, MAEL initially acquired 70% of the issued capital of Mission Biofuels (India) Private Limited (MBIPL) and has incrementally increased the shareholding over a period of time to the current shareholding of 100% at 30 June 2011.

MBIPL had acquired 51.01% of the issued capital of Mission Agro Diesel (India) Private Limited on 8 March 2007 with the corporate decision making process resulting in joint control. On 2 May 2008 the Board resolved to sell Mission Agro Diesel (India) Pvt Limited, and accordingly AASB5 “Non Current Assets held for sale discontinued operations” is applied in accounting for this transaction. The full value of the investment in Mission Agro Diesel (India) Private Limited has been provided for. As at reporting date this company had not been sold.

A list of controlled entities is contained in Note 17 to the financial statements. All controlled entities have a 30 June financial year-end.

All  inter-company  balances  and  transactions  between  entities  in  the  Consolidated Group, including any unrealised profits or losses, have been eliminated on consolidation. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies applied by the parent entity.

Where controlled entities have entered or left the Consolidated Group during the year, their operating results have been included/excluded from the date control was obtained or until the date control ceased.

Minority equity interests in the equity and results of the entities that are controlled are shown as a separate item in the consolidated financial report.

Mission New Energy Limited and Controlled Entities
(ABN 63 117 065 719)

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2011 (Contd.)

b.	Income Tax

The charge for current income tax expense is based on the profit/(loss) for the year adjusted for any non-assessable or disallowed items. It is calculated using the tax rates that have been enacted or are substantially enacted by the reporting date.

Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. No deferred income tax will be recognised from the initial recognition of an asset or liability, excluding a business combination, where there is no effect on accounting or taxable profit or loss.

Deferred tax is calculated at the tax rates that are expected to apply to the period when the asset is realised or liability is settled. Deferred tax is credited in the income statement except where it relates to items that may be credited directly to equity, in which case the deferred tax is adjusted directly against equity.

Deferred income tax assets are recognised to the extent that it is probable that future tax profits will be available against which deductible temporary differences can be utilised.

The amount of benefits brought to account or which may be realised in the future is based on the assumption that no adverse change will occur in income taxation legislation and the anticipation that the Group will derive sufficient future assessable income to enable the benefit to be realised and comply with the conditions of deductibility imposed by the law.

c.	Inventories

Inventories are measured at the lower of cost and net realisable value.

d.	Property, Plant and Equipment

Each class of property, plant and equipment is carried at cost less, where applicable, any accumulated depreciation and impairment losses.

The cost of fixed assets constructed within the Group includes the cost of materials, direct labour, borrowing costs and an appropriate proportion of fixed and variable overheads.

Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

Mission New Energy Limited and Controlled Entities
(ABN 63 117 065 719)

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2011 (Contd.)

e.	Depreciation

The depreciable amount of all fixed assets including buildings and capitalised leased assets, but excluding freehold land, is depreciated on a straight-line basis over their useful lives commencing from the time the asset is held ready for use. Leasehold improvements are depreciated over the shorter of either the unexpired period of the lease or the estimated useful lives of the improvements.

Class of Fixed Asset	Depreciation Rate
Buildings	5%
Leasehold improvements	10%
Machinery and equipment	10%
Biodiesel Plant	5%
Computer equipment	20% - 33%
Motor Vehicles	20%
Office equipment	10%
Leased plant and equipment	10%
Windmills	4.75%

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each reporting date.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing proceeds with the carrying amount. These gains and losses are included in the income statement.

f.	Leases

Leases of fixed assets, where substantially all the risks and benefits incidental to the ownership of the asset, but not the legal ownership that is transferred to entities in the Group, are classified as finance leases.

Mission New Energy Limited and Controlled Entities
(ABN 63 117 065 719)

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2011 (Contd.)

Finance leases are capitalised by recording an asset and a liability at the lower of the amounts equal to the fair value of the leased property or the present value of the minimum lease payments, including any guaranteed residual values. Lease payments are allocated between the reduction of the lease liability and the lease interest expense for the period.

Leased assets are depreciated on a straight-line basis over the shorter of their estimated useful lives or the lease term.

Lease payments for operating leases, where substantially all the risks and benefits remain with the lessor, are charged as expenses in the periods in which they are incurred.

Lease incentives under operating leases are recognised as a liability and amortised on a straight-line basis over the life of the lease term.

g.	Financial Instruments

Recognition

Financial instruments are initially measured at fair value on trade date, which includes transaction costs, when the related contractual rights or obligations exist. Subsequent to initial recognition these instruments are measured as set out below.

Financial assets at fair value through profit and loss

A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management and within the requirements of AASB 139: Recognition and Measurement of Financial Instruments. Realised and unrealised gains and losses arising from changes in the fair value of these assets are included in the income statement in the period in which they arise.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are stated at amortised cost using the effective interest rate method.

Mission New Energy Limited and Controlled Entities
(ABN 63 117 065 719)

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2011 (Contd.)

Hedge accounting

The Group holds derivative financial instruments to hedge its foreign currency exposures. On initial designation of the derivative as the hedging instrument, the Group formally documents the relationship between the hedging instrument and hedged item, including the risk management objectives and strategy in undertaking the hedge transaction and the hedged risk, together with the methods that will be used to assess the effectiveness of the hedging relationship. The Group makes an assessment, both at the inception of the hedge relationship as well as on an ongoing basis, whether the hedging instruments are expected to be “highly effective” in offsetting the changes in the fair value or cash flows of the respective hedged items attributable to hedged risk, and whether the actual results of each hedge are within a range of 80 - 125 percent. For a cash flow hedge of a forecast transaction, the transaction should be highly probable to occur and should present an exposure to variations in cash flows that could ultimately affect reported profit or loss. Derivatives are recognised initially at fair value; attributable transaction costs are recognised in profit or loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value and changes therein are accounted for as described below.

Cash flow hedges

When a derivative is designated as the hedging instrument in a hedge of the variability in cash flows attributable to a particular risk associated with a recognised asset or liability or a highly probable forecast transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognised in other comprehensive income and presented in the hedging reserve in equity. Any ineffective portion of changes in the fair value of the derivative is recognised immediately in profit or loss. When the hedged item is a non-financial asset, the amount recognised in equity is included in the carrying amount of the asset when the asset is recognised. In other cases the amount accumulated in equity is reclassified to profit or loss in the same period that the hedged item affects profit or loss. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated or exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. If the forecast transaction is no longer expected to occur, then the balance in equity is reclassified in profit or loss.

Compound financial instruments (Convertible Notes)

Compound financial instruments issued by the Group comprise convertible notes that can be converted to share capital at the option of the holder, and the number of shares to be issued does not vary with changes in their fair value. The liability component of a compound financial instrument is recognised initially at the fair value of a similar liability that does not have an equity conversion option. The equity component is recognised initially at the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts. Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortised cost using the effective interest method. The equity component of a compound financial instrument is not remeasured subsequent to initial recognition.

Interest, dividends, losses and gains relating to the financial liability are recognised in profit or loss. On conversion, the financial liability is reclassified to equity; no gain or loss is recognised on conversion.

Mission New Energy Limited and Controlled Entities
(ABN 63 117 065 719)

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2011 (Contd.)

Held-to-maturity investments

These investments have fixed maturities, and it is the Group’s intention to hold these investments to maturity. Any held-to-maturity investments held by the Group are stated at amortised cost using the effective interest rate method.

Available-for-sale financial assets

Available-for-sale financial assets include any financial assets not included in the above categories. Available-for-sale financial assets are reflected at fair value.  Unrealised gains and losses arising from changes in fair value are taken directly to equity.

Financial liabilities

Non-derivative financial liabilities are recognised at amortised cost.

Fair value

Fair  value  is  determined  based  on  current  bid  prices  for  all  quoted  investments. Valuation techniques are applied to determine the fair value for all unlisted securities, including recent arm’s length transactions, reference to similar instruments and option pricing models.

Impairment of financial assets

At each reporting date, the Group assesses whether there is objective evidence that a financial instrument has been impaired. Impairment losses are recognised in the income statement.

h.	Impairment of non-financial Tangible and Intangible Assets

At each reporting date, the Group reviews the carrying values of its tangible and intangible assets to determine whether there is any indication that those assets have been impaired. If such an indication exists, the recoverable amount of the asset, being the higher of the asset’s fair value less costs to sell and value in use, is compared to the asset’s carrying value. Any excess of the asset’s carrying value over its recoverable amount is expensed to the income statement.

Impairment testing is performed at each reporting date for goodwill and intangible assets with indefinite lives.

Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Mission New Energy Limited and Controlled Entities
(ABN 63 117 065 719)

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2011 (Contd.)

i.	Intangibles

Goodwill

Goodwill on consolidation is initially recorded at the amount by which the purchase price for a business or for an ownership interest in a controlled entity exceeds the fair value attributed to its net assets at date of acquisition. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

j.	Research and development

Expenditure during the research phase of a project is recognised as an expense when incurred. Development costs are capitalised only when technical feasibility studies identify that the project will deliver future economic benefits and these benefits can be measured reliably.

Development costs have a finite life and will be amortised on a systematic basis matched to the future economic benefits over the useful life of the project. As the development phase is still in progress, amortisation has not commenced. The estimated useful life of this asset will be determined when the development stage is complete.

k.	Foreign Currency Transactions and Balances

Functional and presentation currency

The functional currency of each of the Group’s entities is measured using the currency of the primary economic environment in which that entity operates. The consolidated financial statements are presented in Australian dollars which is the parent entity’s functional and presentation currency.

Transaction and balances

Foreign currency transactions are translated into functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the year-end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

Exchange differences arising on the translation of monetary items are recognised in the income statement, except where deferred in equity as a qualifying cash flow or net investment hedge.

Exchange differences arising on the translation of non-monetary items are recognised directly in equity to the extent that the gain or loss is directly recognised in equity, otherwise the exchange difference is recognised in the income statement.

Mission New Energy Limited and Controlled Entities
(ABN 63 117 065 719)

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2011 (Contd.)

Group companies

The financial results and position of foreign operations whose functional currency is different from the Group’s presentation currency are translated as follows:

•	assets and liabilities are translated at year-end exchange rates prevailing at that reporting date;

•	income and expenses are translated at average exchange rates for the period where this is not materially different from the rate at the date of the transaction; and

•	retained earnings are translated at the exchange rates prevailing at the date of the transaction.

Exchange differences arising on translation of foreign operations are transferred directly to the Group’s foreign currency translation reserve in the statement of financial position. These differences are recognised in the income statement in the period in which the operation is disposed.

l.	Employee Benefits

Provision is made for the company’s liability for employee benefits arising from services rendered by employees to reporting date. Employee benefits that are expected to be settled within one year have been measured at the amounts expected to be paid when the liability is settled, plus related on-costs. Employee benefits payable later than one year have been measured at the present value of the estimated future cash outflows to be made for those benefits.

Equity-settled compensation

Equity settled share-based payments are measured at fair value at the date of grant. Fair values of options are measured using the Binomial model. Fair value of performance rights are based on the closing share price on the date of grant. The expected life used in the model has been adjusted, based on management's best estimate, for the effects of non-transferability, exercise restrictions and behavioural considerations. The fair value determined at the grant date of the equity settled share share-based payments is expensed on a straight-line basis over the vesting period, based on the Group’s estimate of shares that will eventually vest.

m.	Payables

Trade payables and other accounts payable are recognised when the Group becomes obliged to make future payments resulting from the purchase of goods and services.

Mission New Energy Limited and Controlled Entities
(ABN 63 117 065 719)

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2011 (Contd.)

n.	Provisions

Provisions are recognised when the Group has a legal or constructive obligation, as a result of past events, for which it is probable that an outflow of economic benefits will result and that outflow can be reliably measured.

o.	Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of 3 months or less, and bank overdrafts. Bank overdrafts are shown within short-term borrowings in current liabilities on the statement of financial position.

p.	Revenue

Revenue from the sale of goods is recognised upon the delivery of goods to customers, when reasonable certainty exists that such revenues will be realised and the risks and rewards of ownership have been transferred.

The change in the fair value of biological assets (refer accounting policy 3v) is recognised in revenue in the period in which the change in fair value occurs.

Interest revenue is recognised on a proportional basis taking into account the interest rates applicable to the financial assets.

Dividend revenue is recognised when the right to receive a dividend has been established. Dividends received from associates and joint venture entities are accounted for in accordance with the equity method of accounting

Revenue from the rendering of a service is recognised upon the delivery of the service to the customers

All revenue is stated net of the amount of goods and services tax (GST).

q.	Borrowing Costs

Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset are capitalised during the period of time that is necessary to complete and prepare the asset for its intended use. Other borrowing costs are expensed in the period in which they are incurred.

r.	Goods and Services Tax (GST)

Revenues, expenses and assets are recognised net of the amount of GST, except where the amount of GST incurred is not recoverable from the Australian Tax Office. In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of the expense. Receivables and payables in the statement of financial position are shown inclusive of GST

Mission New Energy Limited and Controlled Entities
(ABN 63 117 065 719)

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2011 (Contd.)

Cash flows are presented in the statement of cash flows on a gross basis, except for the GST component of investing and financing activities, which are disclosed as operating cash flows

s.	Government Grants

Government grants are recognised at fair value where there is reasonable assurance that the grant will be received and all grant conditions will be met. Grants relating to expense items are recognised as income over the periods necessary to match the grant to the costs they are compensating. Grants relating to assets are credited to deferred income at fair value and are credited to income over the expected useful life of the asset on a straight-line basis.

t.	Rounding of Amounts

The parent entity has applied the relief available to it under ASIC Class Order 98/100 and accordingly, unless otherwise stated, amounts in the financial report and directors’ report have been rounded off to the nearest $1,000

u.	Non-current assets held for sale

Non-current assets held for sale are measured at the lower of cost or fair value when the assets is available for immediate sale and expected to be sold within 12 months. No depreciation is recorded over the assets held for sale.

v.	Biological assets

Biological assets, in the form of Jatropha Curcas saplings, are measured at fair value less estimated point of sale costs, with the changes in fair value during the period recognised in the Income Statement. Points of sale costs include all costs that would be necessary to sell the asset.

Mission New Energy Limited and Controlled Entities
(ABN 63 117 065 719)

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2011 (Contd.)

4.	New standards and interpretations not yet adopted

New/revised pronouncement	Super-seeded pronouncement	Explanation of amendments	Effective date (i.e. annual reporting periods ending on or after)	Example disclosure of impact of new standard on the financial report (if standard is not adopted early)	Related pronouncement which must be early adopted if this standard is early adopted	Likely impact

AASB 9 Financial Instruments AASB 2009-11 Amendments to Australian Accounting Standards arising from AASB 9	AASB 139 Financial Instruments: Recognition and Measurement (part)
AASB 9 introduces new requirements for the classification and measurement of financial assets and liabilities. AASB 9 uses a single approach to determine whether a financial asset is measured at amortised cost or fair value, replacing the many different rules in AASB 139 and removes the impairment requirement for financial assets held at fair value.
In addition, the majority of requirements from AASB 139 for the classification and measurement of financial liabilities has been carried forward unchanged, except in relation to own credit risk where an entity takes the option to measure financial liabilities at fair value. AASB 9 requires the amount of the change in fair value due to changes in the entity’s own credit risk to be presented in other comprehensive income (OCI), unless there is a accounting mismatch in the profit or loss, in which case all gains or losses are to be presented in the profit or loss.
The requirements from AASB 139 related to the de-recognition of financial assets and liabilities have been incorporated unchanged into AASB 9.
31 December 2013
AASB 9 amends the classification and measurement of financial assets; the effect on the entity will be that more assets are held at fair value and the need for impairment testing has been limited to assets held at amortised cost only. Minimial changes have been made in relation to the classification and measurement of financial liabilities, except ‘own credit risk’ instruments. The effect on the entity will be that the volatility in the profit or loss will be moved to the OCI, unless there is an accounting mismatch.
AASB 2009-11 AASB 2010-7
Depending on assets held, there may be significant movement of assets between fair value and cost categories and ceasing of impairment testing on available for sale assets.
If the entity holds any ‘own credit risk’ financial liabilities, the fair value gain or loss will be incorporated in the OCI, rather than profit or loss, unless accounting mismatch.

Mission New Energy Limited and Controlled Entities
(ABN 63 117 065 719)

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2011 (Contd.)

New/revised pronouncement	Super-seeded pronouncement	Explanation of amendments	Effective date (i.e. annual reporting periods ending on or after)	Example disclosure of impact of new standard on the financial report (if standard is not adopted early)	Related pronouncement which must be early adopted if this standard is early adopted	Likely impact

AASB 124 Related Party Disclosures AASB 2009-12 Amendments to Australian Accounting Standards arising from AASB 124.	AASB 124 Related Party Disclosures	This revision amends the disclosure requirements for government related entities and the definition of a related party.	31 December 2011	Since the entity is not a government related entity; there is not expected to be any changes arising from this standard.	AASB 2009-12	Unlikely to have significant impact in Australia.

AASB 2009-14 Prepayments of a Minimum Funding Requirement (Amendments to Interpretation 14)	Interpretation 14	This amendment to Interpretation 14 addresses the unintended consequences that can arise from the previous requirements when an entity prepays future contributions into a defined benefit pension plan.	31 December 2011	As the entity does not have a defined benefit pension plan this amendment to Interpretation 14 is not expected to have any impact on the entity’s financial report.	None	Possibly significant if the entity has a defined benefit pension plan.

AASB 2010-4 Further Amendments to Australian Accounting Standards arising from the Annual Improvements Project [AASB 1, AASB 7, AASB 101, AASB 134 and Interpretation 13]	None
Emphasises the interaction between quantitative and qualitative AASB 7 disclosures and the nature and extent of risks associated with financial instruments. Clarifies that an entity will present an analysis of other comprehensive income for each component of equity, either in the statement of changes in equity or in the notes to the financial statements. Provides guidance to illustrate how to apply disclosure principles in AASB 134 for significant events and transactions. Clarify that when the fair value of award credits is measured based on the value of the awards for which they could be redeemed, the amount of discounts or incentives otherwise granted to customers not participating in the award credit scheme, is to be taken in account.
			31 December 2011	Given the number of standards amended by AASB 2010-4, an example disclosure is not included. Entities assess the impact of each of the amendments on their organisation.	None	Varies depending on relevance, however impact is unlikely to be significant.

Mission New Energy Limited and Controlled Entities
(ABN 63 117 065 719)

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2011 (Contd.)

New/revised pronouncement	Super-seeded pronouncement	Explanation of amendments	Effective date (i.e. annual reporting periods ending on or after)	Example disclosure of impact of new standard on the financial report (if standard is not adopted early)	Related pronouncement which must be early adopted if this standard is early adopted	Likely impact

AASB 1054 Australian Additional Disclosures	None
This standard is as a consequence of phase 1 of the joint Trans-Tasman Convergence project of the AASB and FRSB.

This standard relocates all Australian specific disclosures from other standards to one place and revises disclosures in the following areas:

(a) Compliance with Australian Accounting Standards
(b) The statutory basis or reporting framework for financial statements
(c) Whether the financial statements are general purpose or special purpose
(d) Audit fees
(e) Imputation credits
(f) reconciliation of net operating cash flow to profit (loss).
			30 June 2012	This Standard sets out the Australian- specific disclosures for entities that have adopted Australian Accounting Standards. This Standard contains disclosure requirements that are additional to IFRSs.	AASB 2011-01	Not expected to have significant impact, as only relocating Australian specific disclosures from existing standards to this new standard.

AASB 2010-05 Amendments to Australian Accounting Standards AASB 1, 3, 4, 5, 101, 107, 112, 118, 119, 121, 132, 133, 134, 137, 139, 140, 1023 & 1038 and Interpretations 112, 115, 127, 132 & 1042]	None
The Standard makes numerous editorial amendments to a range of Australian Accounting Standards and Interpretations, including amendments to reflect changes made to the text of International Financial Reporting Standards by the International Accounting Standards Board.
			31 December 2011	These amendments have no major impact on the requirements of the amended pronouncements	AASB 2010-5	No major impact

Mission New Energy Limited and Controlled Entities
(ABN 63 117 065 719)

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2011 (Contd.)

New/revised pronouncement	Super-seeded pronouncement	Explanation of amendments	Effective date (i.e. annual reporting periods ending on or after)	Example disclosure of impact of new standard on the financial report (if standard is not adopted early)	Related pronouncement which must be early adopted if this standard is early adopted	Likely impact

AASB 2010-6 Amendments to Australian Accounting Standards – Disclosures on Transfers of Financial Assets (AASB 1 & AASB 7)	None
The Standard amends the disclosures required,, to help users of financial statements evaluate the risk exposures relating to more complex transfers of financial assets (eg. securitisations) and the effect of those risks on an entity’s financial position.
			30 June 2012	The Amendments will introduce more extensive and onerous quantitative and qualitative disclosure requirements for de-recognition of financial assets.	AASB 7	More extensive and onerous quantitative and qualitative disclosure requirements for de- recognition of financial assets.

AASB 2010-7 Amendments to Australian Accounting Standards arising from AASB 9 (December 2010) [AASB 1, 3, 4, 5, 7, 101, 102,108, 112, 118, 120, 121, 127, 128, 131, 132, 136, 137, 139, 1023, & 1038 and interpretations 2, 5, 10, 12, 19 & 127]
None
The requirements for classifying and measuring financial liabilities were added to AASB 9. The existing requirements for the classification of financial liabilities and the ability to use the fair value option have been retained. However, where the fair value option is used for financial liabilities the change in fair value is accounted for as follows:

► The change attributable to changes in credit risk are presented in other comprehensive income (OCI)
►The remaining change is presented in profit or loss

If this approach creates or enlarges an accounting mismatch in the profit or loss, the effect of the changes in credit risk are also presented in profit or loss.
31 December 2013
This Standard makes amendments to a range of Australian Accounting Standards and Interpretations as a consequence of the issuance of AASB 9: Financial Instruments in December 2010. Accordingly, these amendments will only apply when the entity adopts AASB 9.
					AASB 9 AASB 2009-11	Unlikely to have significant impact in Australia.

Mission New Energy Limited and Controlled Entities
(ABN 63 117 065 719)

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2011 (Contd.)

New/revised pronouncement	Super-seeded pronouncement	Explanation of amendments	Effective date (i.e. annual reporting periods ending on or after)	Example disclosure of impact of new standard on the financial report (if standard is not adopted early)	Related pronouncement which must be early adopted if this standard is early adopted	Likely impact

AASB 2010-8 Amendments to Australian Accounting Standards – Deferred Tax: Recovery of Underlying Assets [AASB 112]	None
These amendments address the determination of deferred tax on investment property measured at fair value and introduce are buttable presumption that deferred tax on investment property measured at fair value should be determined on the basis that the carrying a mount will be recoverable through sale. The amendments also incorporate SIC- 21 Income Taxes – Recovery of Revalued Non-Depreciable Assets into AASB 112.
31 December 2012
The amendments brought in by this Standard introduce a more practical approach for measuring deferred tax liabilities and deferred tax assets when investment property is measured using the fair value model under AASB 140: Investment Property.
Under the current AASB 112, the measurement of deferred tax liabilities and deferred tax assets depends on whether an entity expects to recover an asset by using it or by selling it. The amendments introduce a presumption that an investment property is recovered entirely through sale. This presumption is rebutted if the investment property is held within a business model whose objective is to consume substantially all of the economic benefits embodied in the investment property over time, rather than through sale.
					None	Unlikely to have significant impact in Australia

Mission New Energy Limited and Controlled Entities
(ABN 63 117 065 719)

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2011 (Contd.)

New/revised pronouncement	Super-seeded pronouncement	Explanation of amendments	Effective date (i.e. annual reporting periods ending on or after)	Example disclosure of impact of new standard on the financial report (if standard is not adopted early)	Related pronouncement which must be early adopted if this standard is early adopted	Likely impact

AASB 2011-1 Amendments to Australian Accounting Standards arising from the Trans- Tasman Convergence project [AASB 1, AASB 5, AASB 101, AASB 107, AASB 108, AASB 121, AASB 128, AASB 132, AASB 134, Interpretation 2, Interpretation 112, Interpretation 113]
	None	This Standard amendments many Australian Accounting Standards, removing the disclosures which have been relocated to AASB 1054.	30 June 2012
This Standard makes amendments to a range of Australian Accounting Standards and Interpretations for the purpose of closer alignment to IFRSs and harmonisation between Australian and New Zealand Standards.
					AASB 1054	Refer to comments above under AASN 1054

AASB 2011-2 Amendments to Australian Accounting Standards arising from the Trans- Tasman Convergence project – Reduced disclosure regime [AASB 101, AASB 1054]	None	This Standard makes amendments to the application of the revised disclosures to Tier 2 entities, that are applying AASB 1053.	30 June 2014
This Standard makes amendments to the  following Australian Accounting Standards:

1. AASB 101 Presentation of Financial Statements

2. AASB 1054 Australian Additional Disclosures, to establish reduced disclosure requirements for entities preparing general purpose financial statements under Australian Accounting Standards – Reduced Disclosure Requirements in relation to the Australian addition disclosures arising from the Trans-Tasman Convergence Project.
					AASB 1053 AASB 1054 AASB 2011-1	Not expected to have significant impact, as only relocating Australian specific disclosures from existing standards to this new standard

Mission New Energy Limited and Controlled Entities
(ABN 63 117 065 719)

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2011 (Contd.)

New/revised pronouncement	Super-seeded pronouncement	Explanation of amendments	Effective date (i.e. annual reporting periods ending on or after)	Example disclosure of impact of new standard on the financial report (if standard is not adopted early)	Related pronouncement which must be early adopted if this standard is early adopted	Likely impact

Consolidated Financial Statements	IAS 27
IFRS 10 establishes a new control model that  applies to all entities. It replaces parts of IAS 27 Consolidated and Separate Financial Statements dealing with the accounting for consolidated financial statements and SIC-12 Consolidation – Special Purpose Entities. The new control model broadens the situations when an entity is considered to be controlled by another entity and includes new guidance for applying the model to specific situations, including when acting as a manager may give control, the impact of potential voting rights and when holding less than a majority voting rights may give control. This is likely to lead to more entities being consolidated into the Group.
31 December 2013
It introduces a new, principle-based definition of control which will apply to all investees to determine the scope of consolidation.

Traditional control assessments based on majority ownership of voting rights will very rarely be affected. However, 'borderline' consolidation decisions will need to be reviewed and some will need to be changed taking into consideration potential voting rights and substantive rights.
IFRS 11 IFRS 12 IAS 27 IAS 28 IAS 31
Entities most likely to be impacted are those that:
- have significant, but not a majority equity interests in other entities;
- hold potential voting rights over investments , such as options or convertible debt.

Mission New Energy Limited and Controlled Entities
(ABN 63 117 065 719)

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2011 (Contd.)

New/revised pronouncement	Super-seeded pronouncement	Explanation of amendments	Effective date (i.e. annual reporting periods ending on or after)	Example disclosure of impact of new standard on the financial report (if standard is not adopted early)	Related pronouncement which must be early adopted if this standard is early adopted	Likely impact

Joint Arrangements	IAS 31 SIC 13
IFRS 11 replaces IAS 31 Interests in Joint Ventures and SIC-13 Jointly- controlled Entities – Non-monetary Contributions by Ventures. IFRS 11 uses the principle of control in IFRS 10 to define joint control, and therefore the determination of whether joint control exists may change. In addition IFRS 11 removes the option to account for jointly controlled entities (JCEs) using proportionate consolidation. Instead, accounting for a joint arrangement is dependent on the nature of the rights and obligations arising from the arrangement. Joint operations that give the venturers a right to the underlying assets and obligations themselves is accounted for by recognising the share of those assets and obligations. Joint ventures that give the venturers a right to the net assets is accounted for using the equity method. This may result in a change in the accounting for the joint arrangements held by the group.
31 December 2013
Entities with existing joint arrangements or that plan to enter into new joint arrangements will be affected by the new standard. These entities will need to assess their arrangements to determine whether they have invested in a joint operation or a joint venture upon adoption of the new standard or upon entering into the arrangement. Entities that have been accounting for their interest in a joint venture using proportionate consolidation will no longer be allowed to use this method; instead they will account for the joint venture using the equity method. In addition, there may be some entities that previously equity-accounted for investments that may need to account for their share of assets and liabilities now that there is less focus on the structure of the arrangement.
					IFRS 10 IFRS 12 IAS 27 IAS 28 IAS 31	For entities, that have joint ventures that have been previously accounted using proportionate consolidation, they will need to change to equity accounting.

Mission New Energy Limited and Controlled Entities
(ABN 63 117 065 719)

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2011 (Contd.)

New/revised pronouncement	Super-seeded pronouncement	Explanation of amendments	Effective date (i.e. annual reporting periods ending on or after)	Example disclosure of impact of new standard on the financial report (if standard is not adopted early)	Related pronouncement which must be early adopted if this standard is early adopted	Likely impact

Disclosure of Interests in Other Entities	IAS 27 IAS 28 AS 31
IFRS 12 includes all disclosures relating to an entity’s interests in subsidiaries, joint arrangements, associates and structures entities. New disclosures have been introduced about the judgements made by management to determine whether control exists, and to require summarised information about joint arrangements, associates and structured entities and subsidiaries with non- controlling interests.
31 December 2013
IFRS 12 combines the disclosure requirements for subsidiaries, joint arrangements, associates and structured entities within a comprehensive disclosure standard.

It aims to provide more transparency on 'borderline' consolidation decisions and enhance disclosures about unconsolidated structured entities in which an investor or sponsor has involvement.
					None	There are some additional enhanced disclosures centred around significant judgements and assumptions made around determining control, joint control and significant influence.

Fair Value Measurement	None
IFRS 13 establishes a single source of guidance under IFRS for determining the fair value of assets and liabilities. IFRS 13 does not change when an entity is required to use fair value, but rather, provides guidance on how to determine fair value under IFRS when fair value is required or permitted by IFRS. Application of this definition may result in different fair values being determined for the relevant assets.

IFRS 13 also expands the disclosure requirements for all assets or liabilities carried at fair value. This includes information about the assumptions made and the qualitative impact of those assumptions on the fair value determined.
31 December 2013
IFRS 13 has been created to:

establish a single source of guidance for all fair value measurements; clarify the definition of fair value and related guidance; and enhance disclosures about fair value measurements (new disclosures increase transparency about fair value measurements, including the valuation techniques and inputs used to measure fair value).
None
For financial assets, IFRS 13's guidance is broadly consistent with existing practice. It will however also apply to the measurement of fair value for non- financial assets and will make a significant change to existing guidance in the applicable standards.

Mission New Energy Limited and Controlled Entities
(ABN 63 117 065 719)

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2011 (Contd.)

On 10 July 2011, the Commonwealth Government announced the “Securing a Clean Energy Future – the Australian Government’s Climate Change Plan”. Whilst the announcement provides further details of the framework for a carbon pricing mechanism, uncertainties continue to exist on the impact of any carbon pricing mechanism on the Group as legislation must be voted on and passed by both houses of Parliament. In addition, as the Group will not fall within the “Top 500 Australian Polluters”, the impact of the Carbon Scheme will be through indirect effects of increased prices on many production inputs and general business expenses as suppliers subject to the carbon pricing mechanism are likely to pass on their carbon price burden to their customers in the form of increased prices. Directors expect that this will not have a significant impact upon the operation costs within the business, and therefore will not have an impact upon the valuation of assets and/or going concern of the business.

Mission New Energy Limited and Controlled Entities
(ABN 63 117 065 719)

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2011 (Contd.)

5.	Critical Accounting Estimates and Judgments

The preparation of annual financial reports requires the Board to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. The Board evaluates estimates and judgments incorporated into the financial report based on historical knowledge and best available current information. Estimates assume a reasonable expectation of future events and are based on current trends and economic data, obtained both externally and within the Group. Actual results may differ from these estimates

Except as described below, in preparing this consolidated financial report, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that were applied to the consolidated financial report as at and for the year ended 30 June 2010. During the twelve months ended 30 June 2011 management reassessed its estimates in respect of:

a.	Impairment of assets

The Group assesses impairment of assets at each reporting date by evaluating conditions specific to the Group that may lead to impairment. Where an impairment trigger exists, the recoverable amount of the asset is determined.

Goodwill

The Group tests annually whether goodwill has suffered any impairment, in accordance with the accounting policy stated in note 3(i). Goodwill has arisen as a result of the purchase of equity in Mission Biofuels India Pvt Limited.

At 30 June 2011 the Board has reviewed the carrying value of goodwill relating to the Group’s Feedstock operations. The Board reviews the significant assumptions applied in assessing the carrying value, which include a forecast of cash inflows from sale of Jatropha Curcas saplings, forecast of expenditure to meet operational requirements, a forecast of seed and oil yields and an estimate of commodity sales prices for Jatropha crude oil and Jatropha seedcake. In addition, with the move to undertake a second public listing in the United States of America (USA), the Board has taken steps to ensure that the financial statements meet the USA regulatory requirements as well as Australian requirements, Mission is unable to provide sufficient audit evidence to support the significant assumptions applied.  In order to address the difference in these regulatory requirements, Mission is required to impair goodwill. This has had the effect of impairing the carrying value of goodwill by A$1.2 mil with a corresponding impact on profit and loss. This accounting adjustment has no impact on the cash flows of the Group.

Mission New Energy Limited and Controlled Entities
(ABN 63 117 065 719)

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2011 (Contd.)

Credit risk of receivables

Malaysian operations

Credit risk for sales in the refining operations are managed with the use of “Letters of Credit” for most of the sales, thus the risk of receivable default is negligible.

Indian Operations

Credit risk, to a carrying value of A$0.7 million (A$2.1 million at 30 June 2010) after providing for impairment and discounting charge, arising from sales of Jatropha Curcas saplings to contract farmers is managed through the following approach:

•
The Company sells Jatropha Curcas saplings to various contract farmers in India. The contracts are concluded after a detailed review of the suitability of the contract farmer and the proposed land to be used for contract farming,

•
The sales contract states that the balance owing is at call by the Company and that the Company has a 30 year agreement to buy back from the Contract Farmer the future harvest of oil seeds produced by the Jatropha trees. The Jatropha Curcas saplings have an estimated production life in excess of 30 years. Receivables are secured against these future contracted purchases of Jatropha Curcas seeds,

•
Sales are made to a large number of geographically disbursed contract farmers, with each receivable being for a relatively low value (around A$250 per contract farmer, depending on the contract farming acreage),

•
The Company has in place memoranda of understanding with a number of leading financial institutions in India who have agreed to finance the contract farmers to fund their upfront investment into the Jatropha saplings.

•	These financial institutions have formulated specific schemes of financing for Jatropha farming,

•
In addition, the National Bank for Agriculture and Rural Development (NABARD) of India (apex body for agricultural financing) has in place a standardised scheme of financing to farmers of Jatropha Curcas,

•	Disbursement of these loans to the farmers will enable them to repay the amounts owed to the Company,

•	The Company assists the farmers in their interaction with the financial institutions for availing of loan facilities.

•	In assessing the recoverability of sapling sales receivables, the following factors are taken into account;

o	actual recovery of receivables to date,

o	anticipated timing of future receipts, based on;

o	anticipated loan disbursal rates from the banks to the farmers, to enable the farmer to repay the receivable to Mission,

o	estimates of expected yields of oil seeds from the Jatropha Curcas saplings, and estimated mortality of Jatropha Curcas saplings.

Mission New Energy Limited and Controlled Entities
(ABN 63 117 065 719)

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2011 (Contd.)

With the move to a second public listing in the United States of America (USA), the Board took steps to ensure that the financial statements meet the USA regulatory requirements, as well as Australian requirements. In order to address a difference in these regulatory requirements, Mission was required to make a further provision for certain receivables in the feedstock business unit so that it could comply with the US regulatory requirements. This has had the effect of increasing the provision for doubtful debts by A$4.3 mil with a corresponding impact on profit and loss. The impact of this adjustment was reflected in the 30 June 2010 financial results and shown as a prior year adjustment (refer to note 37). In addition, during the year to 30 June 2011, the Directors have re-assessed the estimate of when the Group’s receivables will be settled by the farmers. Accordingly, at 30 June 2011, the Directors have classified A$0.7 million as current receivables, being based on the success of cash collections in the prior twelve months, and have continued to fully provide for impairment of non-current sapling sale receivables.

Property, Plant and Equipment

Property, plant and equipment are reviewed for impairment if there is any indication that the carrying amount may not be recoverable. Where a review for impairment is conducted, the recoverable amount is assessed by reference to the higher of ‘value in use’ (being the net present value of expected future cash flows of the relevant cash generating unit) and ‘fair value less costs to sell’.

Impairment of refineries
During the previous financial year, the Board was pleased to announce the commissioning of Missions new 250,000 tpa biodiesel transesterification plant, adjacent to the 100,000 tpa plant in Kuantan Port, Malaysia. Both plants are in excellent condition and on full operational standby to produce biodiesel as and when required. In addition, the construction of a distillation column within the plant property is in its final stages, which will allow the refineries to meet different specifications of biodiesel, as required by various customers.

The Board reviews the carrying value of its refinery assets at each reporting date. During the second half of the 2010 financial year, the USA introduced its revised Renewable Fuels Standard 2, which legislated, amongst other items, a significant mandate for the use of biodiesel in the USA. This in itself is especially promising for the biofuels industry. However the revised legislation also introduced a requirement for vegetable oil feedstock, such as soy, rape-seed, palm oil and Jatropha oil to meet certain environmental and green house gas requirements. At this point in time, the detailed analysis required to demonstrate that palm and Jatropha will meet these requirements is in progress. In addition, the European Union has introduced legislation that requires palm based biodiesel to be based on new sustainability criteria (named the Renewable Energy Directive). There are limited supplies of certified palm oil at this present stage. Numerous producers of palm oil are in the process of registering their production facilities to be in compliance with the European requirements.

Despite the significant efforts internationally to address these legal requirements, the Board is required, under the accounting standards, to assess the refining cash generating unit’s ability to generate revenue based on existing conditions.

Mission New Energy Limited and Controlled Entities
(ABN 63 117 065 719)

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2011 (Contd.)

The combination of these factors forced the Board to provide for an impairment of the refining assets at 30 June 2010 until the legislative hurdles are cleared and it can be adequately demonstrated that the carrying value of the refineries can be met.

This accounting write-off is in no way an indication that the plant cannot produce biodiesel under the required specifications.

In addition to the impairment at 30 June 2010, further impairment has been provided during the year ended 30 June 2011 for capital additions to a value of $2 million.

Windmill impairment

In determining value in use of the windmills, future cash flows are based on forecast future revenue levels which are based on forecast electricity generation and contracted rates per Kwh, and forecast future maintenance expenses. Value in use is calculated based on the present value of cash flow projections over the anticipated lives of the assets, with the assets having an anticipated life of 20 years, with a discount rate based on the Companies weighted average cost of capital, adapted for the regions in which the windmills operate. Revenues generated from these assets were found to be less than expected, thus the carrying value of the windmill assets was written down to their value in use. This includes a further impairment in the 2011 financial year of $0.1 million of the windmills to reflect a change in the discount rate.

	June 2011	June 2010
	$000	$000
Impairment of refineries	2,046	71,252

Impairment of windmills	262	1,837

Impairment of other assets	36	-

Impairment of Goodwill	1,157	-

Total	3,501	73,089

Investments in subsidiaries
Investments held by the parent entity, Mission NewEnergy Limited, are reviewed for impairment if there is any indication that the carrying amount may not be recoverable. The recoverable amount is assessed by reference to the higher of ‘value in use’ (being the net present value of expected future cash flows of the relevant cash generating unit) and ‘fair value less costs to sell’.

Mission New Energy Limited and Controlled Entities
(ABN 63 117 065 719)

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2011 (Contd.)

At 30 June 2010, the investments in the refining subsidiaries had been impaired in the parent entity’s financial statements (refer to note 33).  In line with this approach, a further impairment in the year ended 30 June 2011 of $3.3 million has been made to impair the additional cash invested into the refining subsidiaries during the financial year. In addition, at 30 June 2011 the Board has reviewed the carrying value of the investment in the Feedstock operations. The Board reviews the significant assumptions applied in assessing the carrying value, which include a forecast of cash inflows from sale of Jatropha Curcas saplings, forecast of expenditure to meet operational requirements, a forecast of seed and oil yields and an estimate of commodity sales prices for Jatropha crude oil and Jatropha seedcake. In addition, with the move to undertake a second public listing in the United States of America (USA), the Board has taken steps to ensure that the financial statements meet the USA regulatory requirements, as well as Australian requirements. At this point in time, Mission is unable to provide sufficient audit evidence to support the significant assumptions applied. In order to address the difference in these regulatory requirements, Mission is required impair the carrying value of the Feedstock business. This has had the effect of impairing the carrying value of the investment in the feedstock business by A$23.2 million with a corresponding impact on profit and loss. This accounting adjustment has no impact on the cash flows or the Consolidated Financial Statements of the Group.

b.	Going Concern

The Group had a loss for the year ended 30 June 2011 of $21.7 million (2010: $97.8 million), current assets less current liability surplus of $7.2 million (2010: $20.7 million), net cash used in operating activities of $15.1 million (2010: 6.9 million) and a net asset deficiency of $29.7 million (2010: $29.7 million deficiency) at balance date. The net asset deficiency is as a result of the impairment of the majority of the refinery assets during the 2010 financial year (refer to note 5a).

During the financial year, Mission undertook a Convertible Note exchange offer to extend the maturity date of the Convertible Note from May 2012 to May 2014. Mission received acceptance from six of the seven Series One Convertible Note holders, representing 75.33% of all the original Series One Convertible Notes. Mission now has 230,770 Series One Convertible Notes on issue and 704,789 Series Two Convertible Notes. The series one notes have a nominal value of A$15 million, which has been recognised at balance date as a current liability in the balance sheet (see note 22). Subsequent to the balance date, the Company has paid A$5 million to fully settle the series one convertible note liability of A$15 million shown in current liabilities.

The Directors believe at the date of this report that the Group has sufficient financial resources at 30 June 2011 to meet its committed financial liabilities.

The Financial Statements have been prepared on a going concern basis which has been assessed based on detailed cash flow forecasts extending out twelve months from the date of this financial report. The cash flow forecasts from operations are based on the forecast cash flows required to sustain the business, cash on hand at 30 June 2011 and the ongoing receivables collection associated with historic sapling sales. At the date of this report, the Board is exploring an opportunity to defer the payment of capital commitments (refer to note 26) of around A$5.2 million

The ability of the Group to continue as a going concern in the ordinary course of business and to achieve the business growth strategies and objectives is dependent upon its ability to collect amounts owing under its receivables, defer the capital commitment relating to the second biodiesel plant or raise further debt or equity to meet the Groups commitments.

Mission New Energy Limited and Controlled Entities
(ABN 63 117 065 719)

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2011 (Contd.)

The debt or equity funding referred to above has not been agreed to at the date of this report.

Notwithstanding the matters mentioned above, the Directors believe that the Group will be successful in the matters discussed above and accordingly have prepared the financial report on a going concern basis in the belief that the Group will realise its assets and settle its liabilities and commitments in the normal course of business and for at least the amounts stated in the financial report. However, should the Group not be successful in the matters discussed above, there is significant uncertainty whether the Group would be able to continue as a going concern.

c.	Biological Asset

The fair value of the Jatropha Curcas saplings is determined by reference to independent market prices. Subsequent movements in the fair value of the Jatropha Curcas saplings are determined through operational reviews of the market prices.

6.	Determination of fair value

A number of the Groups accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods.

Biological assets

The fair value of biological assets is based on the market price of Jatropha sapling sales in India.

Share based payment transactions

The fair value of the employee share options is measured using the Black-Scholes option pricing model, with the fair value of performance rights being based on the share price of Mission NewEnergy Limited on the date of approval. Measurement inputs include the share price on measurement date, exercise price of the instrument, expected volatility, weighted average expected life of the instrument, expected dividends and the risk free interest rate. Service and non-market performance conditions are not taken into account in determining the fair value.

Mission New Energy Limited and Controlled Entities
(ABN 63 117 065 719)

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2011 (Contd.)

7.	Sales revenue

	2011	2010
	$’000	$’000

Sales Revenue

- Sales of goods	14,080	14,394
Total revenue	14,080	14,394

Other Income
Change in fair value of biological assets	790	1,656
Interest received	115	204
Profit on convertible note restructure	1,734	-
Sundry income	230	206
Other income	2,869	2,066

8.	Expenses

	2011	2010
	$’000	$’000
8a Cost of sales	13,351	13,561
Cost of growing the biological asset	636	1,460
Total	13,987	15,021
8b) Employee costs
Wages and Salaries	3,970	3,860
Contributions to defined contribution plans	233	170
Equity settled share based payments expense	3,324	1,277
	7,527	5,307
8c) Other expenses:
Audit fees	204	118
Advertising	50	31

Mission New Energy Limited and Controlled Entities
(ABN 63 117 065 719)

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2011 (Contd.)

	2011	2010
	$’000	$’000

Computer maintenance & consumables	38	46
Communication expenses	418	211
Donations, ceremonies & exhibitions	2	-
Insurance costs	107	121
Legal fees	319	123
Asset maintenance	162	320
Loss on disposal of asset	-	-
Other	1,190	1,121
Total	2,490	2,091

8d) Finance Costs
Amortisation of liability portion of convertible notes	2,003	1,889
Amortisation of convertible note issue costs	379	404
Total	2,382	2,293

8e) Travel expenses
Corporate travel	273	340
Feedstock Logistics	493	546
	766	886

Mission New Energy Limited and Controlled Entities
(ABN 63 117 065 719)

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2011 (Contd.)

9.	Income tax

2011	2010
$’000	$’000
a.	The components of tax expense comprise
Current tax	(1)	29
Deferred tax	23	-	-
Over provision in respect of prior years	-	-
(1)	29
b.	The prima facie tax on the profit (loss) from ordinary activities before income tax is reconciled to the income tax as follows:
Accounting profit (loss) before tax	(21,671)	(97,771)
Prima facie tax (benefit)/expense on profit/ (loss) from ordinary activities before income tax at 30%	(6,501)	(29,331)
Adjusted for:
Tax effect of:
- overseas tax rate differential	140	7,218
- Impairment non-assessable item	960	21,927
- other non-assessable items	5,400	215
- Deferred tax asset not recognised (tax losses)	-	-
(1)	29
Add:
Over provision for income tax in prior year	-	-
Income tax attributable to entity	(1)	29

The applicable weighted average effective current tax rates are as follows:	-	18	-

18No effective tax rate calculated due to the loss position.

Mission New Energy Limited and Controlled Entities
(ABN 63 117 065 719)
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2011 (Contd.)

10.	Auditors’ Remuneration

	2011	2010
	$’000	$’000
Audit services
Remuneration of the auditor of the parent entity for:
- auditing or reviewing the annual and half-year financial report	90	75
Remuneration of other auditors of subsidiaries for:
- auditing or reviewing the financial report of subsidiaries	47	61
Other services
- reviewing of the USA SEC registration statement	115	-
- review of tax and corporate returns of subsidiaries	6	1

11.	Earnings per share

a. Reconciliation of earnings to profit or loss
Earnings used in calculation of both ordinary and dilutive EPS	(21,670)	(97,800)
b. Weighted average number of ordinary shares outstanding during the year used in calculating basic EPS	6,199,265	4,711,249	19
Effect of:
- Performance Rights and options	-	-
Weighted average number of ordinary shares outstanding during the year used in calculating dilutive EPS	6,199,265	4,711,249

Diluted earnings per share exclude convertible notes, performance rights and options that had an exercise price above the average market price during the period they existed. Where a loss is made, all convertible notes, performance rights and options are excluded as the impact of including them would be to reduce the loss per share. The table below reflects the entire number of equity instruments in issue at each period end, which could potentially dilute basic earnings per share (i.e. numbers above are included in the table below):

	2011	2010	20
Issued ordinary shares	8,512,259	5,500,151
Convertible notes	935,579	935,579
Employee and third party share options	7,315	77,315
Employee performance shares	133,077	155,733
Share issue options (warrants)	2,995,009	2,995,009
TOTAL	12,583,239	9,663,787

19Weighted average number of ordinary shares restated to reflect the 50:1 share consolidation undertaken in April 2011.
20In order to facilitate a comparison of units to the current year, the units disclosed for 2010 have been adjusted to reflect the 50:1 share consolidation.

Mission New Energy Limited and Controlled Entities
(ABN 63 117 065 719)
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2011 (Contd.)

12.	Cash and cash equivalents

	2011	2010
	$’000	$’000
Cash at bank and in hand	9,712	13,428
Short-term bank deposits	6,049	3,727
	15,761	17,155
Reconciliation of cash
Cash and cash equivalents	15,761	17,155
	15,761	17,155

13.	Trade and Other Receivables

	2011	2010
	$’000	$’000
CURRENT
Trade receivables	6,429	3,897
Other receivables	305	571
Less: Impairment provision	(151)	(300)
TOTAL	6,583	4,168
NON – CURRENT
Trade receivables	20,191	21,518
Less: Impairment provision	(17,594)	(18,386)
Less: Discount charge	(2,597)	(3,132)
TOTAL	-	-

Refer Note 37 relating to a prior period adjustment on recognition of additional provision for impairment against non-current receivables.

Impairment provision
Opening Balance:	18,686	9,544
Charge for the year	1,930	9,160
Foreign currency translation difference	(2,871)	(18)
Closing Balance	17,745	18,686

At each reporting date, the Board assesses the likely timing of recoverability of receivables and bases this assessment on a number of significant assumptions and estimates. Please refer to note 5, critical accounting estimates and judgements, and note 32 for a detailed discussion around credit risk, provisioning and age analysis of trade and other receivables. With amendments to the USA renewable fuel standard, the Board was unable to provide sufficient audit evidence at 30 June 2010 and 30 June 2011 to substantiate the recoverability of these receivables and thus the Board took the decision to fully provide for these non-current receivables.

Mission New Energy Limited and Controlled Entities
(ABN 63 117 065 719)

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2011 (Contd.)

14.	Biological Assets

Mission Biofuels India Pvt Limited grows Jatropha Curcas saplings from seeds. The Jatropha Curcas saplings meet the definition of a biological asset and are carried on statement of financial position at fair value, with fair value being determined with reference to the existing arms length sales transactions with a large number of geographically disbursed contract farmers, and other readily available market information on the fair value of these saplings. At 30 June 2011, Mission Biofuels India Pvt Limited had an estimated 1.5 million (2010: 21.0 million) saplings mature enough to plant on hand in its controlled nurseries. During the 2011 financial year, the company harvested and sold approximately 33.8 million (2010: 6.4 million saplings). Mission only recognises biological assets at reporting date if the saplings are in a condition deemed mature enough to be sold at period end. At 30 June 2011, a large number of immature saplings were available in our nurseries. Planting before June 2011 had been delayed to match the timing of the anticipated delivery of saplings to Missions contract farmers and hence the majority of the saplings were immature and not valued and brought on to the balance sheet.

	2011	2010
	$’000	$’000
Opening Balance	1,477	1,339
Add: Increase in fair value due to new plantations	790	1,656
Less: Sale of saplings transferred to trade receivables	(2,098)	(434)
Less: Impairment of biological asset	-	(740)
FX adjustments	(81)	(344)
Closing Balance	88	1,477

Regulatory and environmental risks
The Group is subject to laws and regulations in various countries in which it operates. The Group has established environmental policies and procedures aimed at compliance with local environmental and other laws. Management performs regular reviews to identify environmental risks and to ensure that the systems in place are adequate to manage those risks.

Supply and demand risk
The Group is exposed to risks arising from fluctuations in the price and sales volume of Jatropha Curcas saplings. Where possible the Group manages this risk by aligning its harvest volume to market supply and demand. Management performs regular industry trend analysis to ensure that the Group’s pricing structure is in line with the market and to ensure that projected harvest volumes are consistent with the expected demand.

Climate and other risks
The Group’s Jatropha Curcas nurseries are exposed to the risk of damage from climatic changes, diseases, fires and other natural forces. The Group has extensive processes in place aimed at monitoring and mitigating those risks, including regular nursery health inspections and industry pest and disease surveys.

Mission New Energy Limited and Controlled Entities
(ABN 63 117 065 719)

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2011 (Contd.)

15.	Inventories

	2011	2010
	$’000	$’000

CURRENT
Raw Material and stores - cost	530	417
Finished goods – cost	1,079	1,122
Work in progress – cost	4,633	132
	6,242	1,671

The above is shown at the lower of cost and net realisable value.

16.	Other Financial Assets

Current
Held to maturity financial assets	1	26
Performance bond	-	-
Other financial assets	177
	178	26
Non-Current
Other financial assets	-	-
	-	-

Held to maturity investments (zero interest) relate to investments in a Saving deposit which matures within 12 months.

Mission New Energy Limited and Controlled Entities
(ABN 63 117 065 719)

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2011 (Contd.)

17.	Investments in subsidiaries

A  Controlled Entities Consolidated

	Country of	Percentage
	Incorporation	Owned (%)
		2011		2010
Parent Entity:
Mission NewEnergy Limited	Australia

Subsidiaries of Mission NewEnergy Limited:
Mission Biotechnologies Sdn Bhd	Malaysia	100		100
Mission Biofuels Sdn Bhd	Malaysia	100		100
Enviro Mission Sdn Bhd	Malaysia	100		-
Mission Agro Energy Limited	Mauritius	100		100
Scarborough Beach Holdings, Inc.	USA	100		-
PJ Trading Pennsylvania, LLC	USA	100		-
PJ Trading, LLC	USA	100		-
Indas Green Acquisition Corporation	Cayman Islands	-	21	73.2

Subsidiaries of Mission Agro Energy Limited
Mission Biofuels India Private Limited	India	100		99.49

b. Jointly controlled entities
Subsidiaries of Mission Biofuels India Private Limited
Mission Agro Diesel (India) Private Limited	India	51		51

21 Indas Green Acquisition Corporation, being a dormant entity, was deregistered  on 31 March 2011.

Mission New Energy Limited and Controlled Entities
(ABN 63 117 065 719)

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2011 (Contd.)

18.	Property Plant and Equipment

	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Cost at 1 July 2009	1,625	285	806	223	5,869	40,790	32,412	82,010
Additions	12	85	86	23	-	2,175	75	2,456
Foreign Currency Translation	7	4	(45)	(29)	(73)	1,138	(2,927)	(1,925)
Disposal	(3)	-	-	-	(35)	-	-	(38)
Cost at 30 June 2010	1,641	374	847	217	5,761	44,103	29,560	82,503
Additions	-	92	90	-	-	2,470	511	3,163
Foreign Currency Translation	(250)	(59)	(161)	(30)	(985)	(6,081)	(4,472)	(12,038)
Disposal	-	(4)	-	-	-	-		(4)
Cost at 30 June 2011	1,391	403	776	187	4,776	40,492	25,599	73,624
	Land		Computer
	and	Office	Equipment	Motor	Plant and	Asset Under	Biodiesel
Accumulated Depreciation and Impairment	Building	Equipment	and software	Vehicle	Equipment	Construction	Plant	Total

Accumulated Depreciation and Impairment at 1 July 2009	49	115	234	78	413	-	2,196	3,085
Depreciation for the year	36	28	283	21	292	-	1,458	2,118
Impairment	-	-	-	-	1,682	43,472	27,935	73,089
Foreign Currency Translation	11	0	15	3	4	-	(3,369)	(3,336)
Disposal	-	-	-	-	-	-	-	-

Accumulated Depreciation and Impairment at 30 June 2010	96	143	532	102	2,391	43,472	28,220	74,956

Mission New Energy Limited and Controlled Entities
(ABN 63 117 065 719)

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2011 (Contd.)

Accumulated Depreciation and Impairment contd.	Land and Building	Office Equipment	Computer Equipment and software	Motor Vehicle	Plant and Equipment	Asset Under Construction	Biodiesel Plant	Total
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
Accumulated Depreciation and Impairment at 30 June 2010	96	143	532	102	2,391	43,472	28,220	74,956
Depreciation for the year	41	74	131	41	168	-	107	562
Impairment	-	-	15	-	283	2,045	-	2,343
Foreign Currency Translation	(17)	(22)	(94)	(17)	(431)	(5,980)	(4,334)	(10,895)
Disposal	-	(2)	-	-	-	-	-	(2)
Accumulated Depreciation and Impairment at 30 June 2011	120	193	584	126	2,411	39,537	23,993	66,964

Carrying Amounts
At 30 June 2010	1,545	231	315	115	3,370	631	1,340	7,547
At 30 June 2011	1,271	210	192	61	2,365	955	1,606	6,660

Impairment loss
Refer to note 5, Critical Accounting estimates for a detailed discussion on the impairment of assets.

Assets under construction
These related primarily to the second biodiesel plant under construction in Malaysia. At 30 June 2011 the plant is in the process of being transferred to Mission from its fixed price turnkey contractor. See note 26 on capital commitments relating to this plant.

Mission New Energy Limited and Controlled Entities
(ABN 63 117 065 719)

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2011 (Contd.)

19.	Intangible Assets

	2011	2010
	$’000	$’000
Goodwill
Carrying amount at beginning of year	1,013	1,013
Additions	144	-
Impairment of Goodwill	(1,157)
FX Adjustments	-	-
Carrying amount at end of year	-	1,013

Additions to goodwill for the year relate to the acquisition of the final 0.51% of shares in Mission Biofuels India Proprietary Limited (MBIPL). Mission Agro Energy Proprietary Limited now owns 100% of MBIPL. Refer to note 5a for a discussion on impairment testing of goodwill and note 17 for details of ownership of subsidiaries.

20.	Other Assets

CURRENT
Prepayments	354	457
	354	457
Non-Current
Security Deposits	702	182
	702	182

21.	Trade and Other Payables

CURRENT
Unsecured liabilities:
Trade payables	6,335	2,536
Interest accrued	247	247
Sundry payables and accrued expenses	477	819
	7,059	3,602

Mission New Energy Limited and Controlled Entities
(ABN 63 117 065 719)

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2011 (Contd.)

22.	Financial Liabilities

	2011	2010
	$’000	$’000
CURRENT
Secured loans	494	624
Convertible Notes
- Nominal value (unsecured)	15,000	-
- Equity portion of convertible note	(2,349)	-
- Unamortised costs of issues	(90)	-
- Amortisation of equity portion	1,852	-
	14,907	624

NON-CURRENT
Secured loans	2,064	3,038
Convertible Notes (unsecured)
- Nominal value (excluding equity portion)	45,812	54,823
- Converted to equity	(3,683)	(3,531)
- Amortisation of equity portion	94	5,467
- Unamortised costs of issues	-	(769)
	44,287	59,028

The secured loans above relate to financing of the windmills in India and an office in Malaysia. These assets are held as security against these loans.

Convertible notes

46,778,845 convertible notes were issued on 25 May 2007 at $1.30 per note. Pursuant to a tender process, Mission restructured these convertible notes in March 2011, with the following principal terms of the restructured notes being:

	Series 1 notes		Series 2 notes
Units – pre-consolidation	11,538,461		35,240,384
Units – post consolidation	230,770	22	704,789
Maturity date	16 May 2012		16 May 2014
Interest rate per annum	4%		4%
Convertible into ordinary shares at the option of the Holder or the Company in the circumstances set out in the Terms and Conditions of the Notes.	1 note for 1 ordinary share		1 note for 4 ordinary shares
Conversion price	$65		$16.25

22  Shareholders approved a share consolidation of 50:1 on 23 March 2011.

Mission New Energy Limited and Controlled Entities
(ABN 63 117 065 719)

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2011 (Contd.)

23.	Tax

	2011	2010
	$’000	$’000
Liabilities
CURRENT
Current Tax liability / (asset)	(30)	(53)
NON-CURRENT
Deferred tax liability comprises:
Unrealised FX gains	-	-
Accruals	-	-
Other	-	-
Total	-	-

Assets
Deferred tax assets comprise:
Provisions	-	-
Transaction costs included in equity	-	-
Other	-	-
	-	-
Reconciliations
i. Gross Movements
The overall movement in the deferred tax account is as follows:
Opening balance	-	(28)
(Charge)/credit to income statement	-	-
Foreign currency translation difference	-	28
Closing balance	-	-

Mission New Energy Limited and Controlled Entities
(ABN 63 117 065 719)

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2011 (Contd.)

ii. Deferred Tax Liability
The movement in deferred tax liability for each temporary difference during the year is as follows:
Tax allowances relating to unrealised FX gains:
Opening balance	-	-
Charged to the income statement	-	-
Closing balance	-	-
Tax allowances relating to accruals:
Opening balance	-	-
Charged to the income statement	-	-
Closing balance	-	-

Other
Opening balance	-	(28)
Charge to the income statement	-	-
Foreign currency translation difference	-	28
Closing Balance	-	-

iii. Deferred tax assets
The movement in deferred tax assets for each temporary difference during the year is as follows:
Provisions:
Opening balance	-	-
Charged to the income statement	-	-
Closing balance	-	-
Transactions costs on equity issue:

Opening balance	-	-
(Charged)/Credited directly to equity	-	-
Closing balance	-	-

Other
Opening balance	-	-
Charged/(Credited) to the income statement	-	-
Closing balance	-	-

Mission New Energy Limited and Controlled Entities
(ABN 63 117 065 719)

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2011 (Contd.)

Deferred tax assets on losses to a value of $3.8 million to date are not brought to account. In addition, deferred tax assets for deductible temporary differences of A$1.9 million and deferred tax liabilities for temporary differences of $0.8 million have not been brought to account.

24.   Issued Capital

Fully paid ordinary shares
	2011		2010
	$’000		$’000
Share Capital	96,801		76,634

Ordinary shares	Number		Number
At the beginning of reporting period	275,007,568		194,235,155
Ordinary shares issued
- November 2009	-		50,000,000
- February 2010	-		30,000,000
Conversion of warrants in January 2010	-		252,414
Shares issued on performance right conversion during the year	11,346,662		519,999
Subtotal	286,354,230	23	275,007,568
Share consolidation (50:1) – April 2011	5,727,085		-
Rounding adjustments	94		-
Revised ordinary shares post share consolidation	5,727,179		-
Share issue pursuant to Nasdaq listing – April 2011	2,785,000		-
Shares issued from conversion of convertible notes 23 June 2011	80		-
At reporting date	8,512,259		275,007,568

Ordinary shares participate in dividends and the proceeds on winding up of the parent entity in proportion to the number of shares held.

23Shareholders approved a share consolidation of 50:1 on 23 March 2011.

Mission New Energy Limited and Controlled Entities
(ABN 63 117 065 719)

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2011 (Contd.)

At the shareholders meetings each ordinary share is entitled to one vote when a poll is called, otherwise each shareholder has one vote on a show of hands.

The  ordinary  shares  issued  in  April,  June  and  November  2009  includes  a  warrant (option). Each warrant entitles the holder to acquire one ordinary share of Mission NewEnergy at an exercise price of A$15.00. The Warrants may not be exercised on a “cashless” or “net exercise” basis. In addition, a Warrant will not entitle the holder to participate in a new issue of ordinary shares or other securities of Mission NewEnergy unless the Warrant has been exercised. The expiration date for exercise of the Warrants will be 30 April 2014. However, if at any time on or after April 15, 2012 the immediately preceding 20-trading day volume weighted average price (as published by or derived from the Australian Securities Exchange) is at least A$50.00, the Company may give written notice to each warrant holder that if such holder does not exercise its Warrants within 15 days from the date of such notice, then the Warrants would expire on that 15th day. The Warrants will not be listed on any stock exchange.

Shares issued in February 2010 and April 2011 did not include a warrant.

The following warrants and options were in existence at reporting date:

	2011	2010 (adjusted to reflect the
		50:1 consolidation)
Warrants – from share issues	2,995,009	2,995,009
Employee and third party options	7,315	77,315
Employee performance rights	133,077	155,733
Total	3,135,401	3,228,057

a.	Options and Performance Shares

For information relating to the Mission NewEnergy Limited option and performance right plans, including details of options and performance shares issued, exercised and lapsed during the financial year and the options outstanding at year-end, refer to Note 30, Share-based Payments

Mission New Energy Limited and Controlled Entities
(ABN 63 117 065 719)

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2011 (Contd.)

b.	Capital Management

Management controls the capital of the Group in order to maintain an appropriate debt to equity ratio, provide the shareholders with adequate returns and ensure that the Group can fund its operations and continue as a going concern. Due to the development stage that the business is in, managements preferred approach is to fund the business with equity. Management reviews historic and forecast cash flows on a regular basis in order to determine funding needs.

The Group’s debt and capital includes ordinary share capital, performance shares, convertible notes and financial liabilities, supported by financial assets.

The convertible notes include the following covenants:

(i)	comply with the Conditions of the convertible notes;

(ii)	maintain its corporate existence;

(iii)	not amend its Constitution or alter the voting or other rights attached to Shares in a manner that is prejudicial to the interests of Noteholders;

(iv)	not do or omit to do anything that would preclude the issue of a valid Cleansing Notice on the date such notice is required to be issued under the Conditions;

(v)
make disclosure of material information to the public as required by the Listing Rules, or the rules of any other stock exchange on which it is listed and the Corporations Act or any other applicable law;

(vi)
not incur a total debt obligation (including any unconverted Convertible Notes outstanding at any given time) of higher than 2.5x Group’s net worth (being paid up equity plus any retained earnings) without the prior consent of at least 75% of Noteholders (on the basis of one vote for every Convertible Note held unconverted).

(vii)
not issue more than 25% of the Company's share capital in options or convertible notes, without the prior consent of at least 75% of Noteholders (on the basis of one vote for every Convertible Note held at such time unconverted).

(viii)	maintain the capacity to issue sufficient Shares to enable the conversion of all of the outstanding Convertible Notes into Shares in accordance with the Conditions.

(ix)
ensure that in the event of either material asset sales or consolidation or merger or other business combination transactions, that the Noteholders be given at least 5 Business Days notice prior to the event and that the obligation on the notes are assumed by the surviving entity or acquiring entity such that the value of the Notes are not diminished by the event. In any case given such an event the Noteholders can require the surviving or acquiring company to redeemed the Outstanding Notes for their Face Value plus any accrued but unpaid interest.

There are no other externally imposed capital requirements.

Mission New Energy Limited and Controlled Entities
(ABN 63 117 065 719)

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2011 (Contd.)

Management effectively manages the Group’s capital by assessing the Group’s financial risks and adjusting its capital structure in response to changes in risks and in the market. These responses include the management of debt levels, distributions to shareholders and share issues.

There have been no changes in the strategy adopted by management to control the capital of the Group since the prior year.

25.     Reserves

1.	Share based payments reserve

The share based payments reserve arose on the cumulative issue of 70,000 options and 415,000 performance shares to various officers of the Company. Refer to note 30 for details of the share based payments.

Amounts are transferred out of the reserve and into issued capital when the options are exercised, or if lapsed, then transferred to retained earnings.

2.	Foreign currency translation reserve

The foreign currency translation reserve records exchange differences arising on translation of foreign controlled subsidiaries.

3.	Convertible Notes Reserve

The Convertible Notes reserve is used to record the equity component, less the cost of issue, of the convertible notes.

26.     Capital and Leasing Commitments

		2011	2010
		$’000	$’000
a.	Operating Lease Commitments
	- not later than 12 months	218	186
	- between 12 months and 5 years	967	927
	- greater than 5 years	2,227	2,786
		3,412	3,899

Mission Biotechnologies Sdn Bhd has entered into a lease of 2 lots totalling 24,000 sq metres of land at Kuantan Port, Malaysia. The term of the sub-lease is from 1st March 2006 to 30th December 2027. The rental value increases by 10%, commencing 1 January 2007, and subsequently every three years, starting 1 January 2010. Every 3 years, commencing 1st January 2007, the annual rental will be increased by 10%.

Mission Biofuels Sdn Bhd has entered into a lease of 2 lots totalling 24,000 sq metres of land at Kuantan Port, Malaysia for the 250,000 TPA plant. The term of the sub-lease is from 1st June 2007 to 31st December 2027. The rental value increases by 10%, commencing 1 January 2010, and subsequently every three years, starting 1 January 2010. Every 3 years, commencing 1st January 2013, the annual rental will be increased by 10%.

Mission New Energy Limited and Controlled Entities
(ABN 63 117 065 719)

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2011 (Contd.)

Office lease – Perth

The office lease is for a term of 1 year from 1 February 2011.

Lease Commitments– India

Mission Biofuels India Pvt Limited has entered into cancellable lease agreements for the office premises, godown (warehouse), guest house, car and nurseries, renewable by mutual consent on mutually agreeable terms. The company has entered into a number of lease agreements throughout India. Lease terms range between 3 and 36 months.

Capital Expenditure Commitments

	2011	2010
	$’000	$’000
Capital expenditure commitments contracted for: -
Acquisition and installation biodiesel plants24	5,228	6,349
Other	62	1,436
	5,290	7,785
Payable:
- not later than 12 months	5,290	7,785
	5,290	7,785

27.   Contingent Liabilities and Contingent Assets

The company has called upon a performance bond placed by the contractor who constructed the 100,000 tpa biodiesel plant, due to non-satisfactory performance. The performance bond and associated claims offset the final amount not paid. Both parties have agreed to the appointment of an arbitrator to resolve this matter.

A subsidiary within the Group has been assessed for income tax with a provisional assessment raised, despite losses incurred within this subsidiary. Management disputes this assessment and is in discussion with the relevant income tax authorities seeking clarity on the basis of the assessment. The parent entity is not aware of any other contingent liabilities or contingent assets as at 30 June 2011.

24 This value is net of late delivery charges and other costs the Group believes are eligible to offset against the completion payments of the second biodiesel plant.

Mission New Energy Limited and Controlled Entities
(ABN 63 117 065 719)

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2011 (Contd.)

28.	Segment Reporting

	Biodiesel											Consolidated
	Refining						Power generation					(Continuing
	(Malaysia)			Jatropha (India)			(India)			Corporate		Operations)
	2011		2010	2011		2010	2011		2010	2011	2010	2011	2010
	$’000		$’000	$’000		$’000	$’000		$’000	$’000	$’000	$’000	$’000
Primary Reporting — Business Segments
Revenue
Revenue	13,468	25	13,867	89	26	-	523	27	527	-	-	14,080	14,394
Other revenue	192		153	864		1,869	-		-	1,813	44	2,869	2,066
Total segment revenue	13,660		14,020	953		1,869	523		527	1,813	44	16,949	16,460
Impairment	2,046		71,407	-		-	298		1,682	1,157	-	3,501	73,089
Result
Segment result before tax	(6,198)		(76,126)	(4,797)		(12,803)	36		(1,910)	(10,712)	(6,932)	(21,671)	(97,771)

Profit/loss from ordinary activities before income tax												(21,671)	(97,771)
Income tax expense												1	(29)
Net profit/(loss)												(21,670)	(97,800)

25Sales from the refining business unit are primarily to two customers in 2011 and one customer in 2010.
26  Sales of biological assets are to a large number of individual contract farmers.
27Power generation revenue is from one customer.

Mission New Energy Limited and Controlled Entities
(ABN 63 117 065 719)

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2011 (Contd.)

28.	Segment Reporting

	Biodiesel								Consolidated
	Refining				Power generation				(Continuing
	(Malaysia)		Jatropha (India)		(India)		Corporate		Operations)
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000

Segment assets	10,528	10,093	1,955	3,168	2,379	5,736	21,736	14,752	36,598	33,749
Segment liabilities	6,209	2,816	687	931	2,278	3,280	57,172	56,410	66,346	63,437
Acquisitions of property, plant and equipment	2,702	2,282	135	174	-	-	326	-	3,163	2,456
Depreciation and amortisation	217	1,691	132	91	166	292	47	44	562	2,118

Segment reporting accounting Policies

The Managing Director/Group Chief Executive Officer is the Chief operating decision maker. The reportable segments presented are in line with the segmental information reported during the financial year to the Managing Director/Group Chief Executive Officer.
Segment revenues and expenses are those directly attributable to the segments and include any joint revenue and expenses where a reasonable basis of allocation exists. Segment assets include all assets used by a segment and consist principally of cash, receivables, inventories, intangibles and property, plant and equipment, net of allowances and accumulated depreciation and amortisation. While most such assets can be directly attributed to individual segments, the carrying amount of certain assets used jointly by two or more segments is allocated to the segments on a reasonable basis. Segment liabilities consist principally of payables, employee benefits, accrued expenses and borrowings. Segment assets and liabilities do not include deferred income taxes.

Mission New Energy Limited and Controlled Entities
(ABN 63 117 065 719)

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2011 (Contd.)

Intersegment Transfers

Segment revenues, expenses and results include transfers between segments. The prices charged on intersegment transactions are the same as those charged for similar goods to parties outside of the Group at an arm’s length. These transfers are eliminated on consolidation.

Business and Geographical Segments

The Group has three key business segments. The Group’s business segments are located in Malaysia, India and Mauritius (the Mauritian entity acts as a holding company for Mission Biofuels India Pvt Limited, and as such no operational activities occur in Mauritius) with the Group’s head office located in Australia. The Biodiesel Refinery segment is located in Malaysia, the Jatropha business segment which is located in India and the Power generation segment (India).

Mission New Energy Limited and Controlled Entities
(ABN 63 117 065 719)

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2011 (Contd.)

29.	Cash Flow Information

Reconciliation of Cash Flow from	2011	2010
Operations with Profit (loss) after Income	$’000	$’000
Tax

Profit / (Loss) after income tax	(21,670)	(97,800)
Non cash flows in profit / (loss)
Depreciation of plant and equipment	562	2,118
Amortisation of Convertible Note Costs	379	404
Gain on the restructure of Convertible Note	(1,734)	-
Amortisation of Equity portion of Convertible Note	2,003	1,889
Provision for employee benefits	20	15
Impairment of Trade Receivables	1,930	9,160
Discounting of long term receivables	-	-
Impairment of assets	3,501	73,829
Share based payment expense	3,324	1,276
Net cash provided by / (used in) operating activities before change in assets and liabilities	(11,685)	(9,109)

Change in assets and liabilities
- (Increase) decrease in receivables	(6,169)	505
- (Increase) decrease in inventories	(5,090)	2,442
- (Increase) decrease in biological assets	1,389	(912)
- (Increase) decrease in other assets	(524)	355
- (Increase) decrease in deferred tax and current tax	17	(16)
- Increase (decrease) in creditors and accruals	5,378	(166)
Foreign Currency Adjustments	1,595	(1)
	(3,404)	2,207
Cash (used in) operations	(15,089)	(6,902)

Mission New Energy Limited and Controlled Entities
(ABN 63 117 065 719)

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2011 (Contd.)

Credit Standby Facilities with Banks

	2011	2010
	$’000	$’000
Loan facilities	2,558	3,663
Amount utilised	(2,558)	(3,663)
	-	-

Facilities at June 2011 relate term loans for the funding of various items of Property, Plant and Equipment. The loan terms range from five to eight years with interest rates from 3.4% to 16.75%. These loans do not have an option to extend.

Mission New Energy Limited and Controlled Entities
(ABN 63 117 065 719)

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2011 (Contd.)

30.	Interests and Remuneration of Key Management Personnel

	2011	2010
	$000	$000
Salaries	1,457	1,293
Non-cash benefits	15	10
Post employment benefits	73	59
Share based payments	3,245	1,220
Total	4,790	2,582

Options

						Balance after
	Balance					consolidation at		Balance
	1/7/2009	Expired		New issue	Balance 1/7/2010	50:128	Lapsed	30/6/2011	Vested
Director
Guy Burnett29	-	-		1,750,000	1,750,000	35,000	(35,000)	-	-
Executive
James Garton30	1,750,000	-		-	1,750,000	35,000	(35,000)	-	-
Third parties
For services rendered in 2009 equity raising	731,492	(365,746	)31	-	365,746	7,315	-	7,315	7,315
TOTAL	2,481,492	(365,746)		1,750,000	3,865,746	77,315	(70,000)	7,315	7,315

28Shareholders approved a share consolidation of 50:1 on 23 March 2011.
29Grant date was 19 October 2009, share price on grant date was $14.25, exercise price is $8.5, fair value at grant date was $7.97, volatility used was 125.35%, risk free rate used was 4.83%, the options expire on 30 June 2011. Prices adjusted to reflect the impact of the share consolidation.
30Grant date was 25 June 2009, share price on grant date was $9.25, exercise price is $8.5, fair value at grant date was $4.84, volatility used was 138.77%, risk free rate used was 4.16%, the options expire on 30 June 2011. Prices adjusted to reflect the impact of the share consolidation.
31Share price on grant date was $8, volatility and risk free rate used in valuation was 138.77% and 4.16% respectively, exercise price is $50/$60. Prices adjusted to reflect the impact of the share consolidation.

Mission New Energy Limited and Controlled Entities
(ABN 63 117 065 719)

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2011 (Contd.)

Performance rights

	Balance 30/6/2009	New issue		Exercised	Lapsed	Balance 30/6/2010	New Issue		Exercised	Lapsed before consolida tion	Balance before consolidation of Performance rights	Balance after consolidati on	Lapsed after consolidati on	Balance 30/06/2011	Vested and unexercised at 30/06/2011
Director
Nathan	-	-		-	-	-	5,000,000	32	(3,333,332)	-	1,666,668	33,334	-	33,334	-
Mahalingam
Guy Burnett	-	1,500,000	33	(200,000)	(300,000)	1,000,000	5,000,000	34	(3,733,332)		2,266,668	45,334	(6,000)	39,334	-

Executives															-
James Garton	1,500,000	5,000,000	35	(200,000)	(300,000)	6,000,000			(3,733,332)	-	2,266,668	45,334	(6,000)	39,334	-

32Grant date was 6 July 2010, share price and fair value on grant date was $13.25. The performance rights vest in equal tranches at 1/7/2010, 31/12/2010 and 1/7/2011 for service.
33Grant date was 19 October 2009, share price on grant date was $14.25, fair value at grant date was $10.69.
34Grant date was 6 July 2010, share price and fair value on grant date was $13.25. The performance rights vest in equal tranches at 1/7/2010, 31/12/2010 and 1/7/2011 for service.
35Grant date was 30 March 2010, share price on grant date was $17.25, fair value at grant date was $12.94. The performance shares vest in equal tranches at 1/7/2010, 31/12/2010 and 1/7/2011 for service.

Mission New Energy Limited and Controlled Entities
(ABN 63 117 065 719)

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2011 (Contd.)

Senior employees collectively	1,200,000	36	-	(119,999)	(293,334)	786,667	1,550,000	37	(546,666)	(50,000)	1,740,001	34,808	(13,733)	21,075	3,333

Total	2,700,000		6,500,000	(519,999)	(893,334)	7,786,667	11,550,000		(11,346,662)	(50,000)	7,940,005	158,810	(25,733)	133,077	3,333

Refer to the Remuneration report for full details on key management personnel remuneration and benefits

36Grant date was 25 June 2009; share price on grant date was $9.25 and fair value at grant date was $6.94. 40% of the performance shares vest in equal tranches at 31/12/2009, 30/06/2010 and 31/12/2010 for service, and 60% of the performance shares vest in equal tranches on Positive Group cash generation from operations by 30 June 2010, EPS of A$3.00 by 30 June 2011, and EPS of A$7.50 by 30 June 2012.
37Grant date was 28 September 2010, share price and fair value on grant date was $9.75. 40% of the performance shares vest in equal tranches at 31/12/2010, 30/06/2011 and 31/12/2011 for service, and 60% of the performance shares vest in equal tranches on achievement of a Group EPS of A$3.00 by 30 June 2011, EPS of A$7.50 by 30 June 2012 and EPS of A$7.50 by 30 June 2013.

Mission New Energy Limited and Controlled Entities
(ABN 63 117 065 719)

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2011 (Contd.)

31.	Related Parties

	2011	2010
	$’000	$’000

Transactions between related parties are on a normal commercial terms and conditions no more favourable than those available to other parties unless otherwise stated.

Transactions with related parties:

Other Related Parties

Management fee charged to Mission Biotechnologies Sdn Bhd, a 100% owned subsidiary company	656	668

Management fee charged to Mission Biofuels Sdn Bhd, a 100% owned subsidiary company	985	332

Sale of Jatropha crude oil between Mission’s controlled subsidiaries	10	121

Increase in investment by Mission NewEnergy Ltd in Mission Biofuels India PL, via Mission Agro Energy Ltd	2,713	1,826

Increase in investment by Mission NewEnergy Ltd in Mission Biofuels SB	3,989	-

Increase in investment by Mission NewEnergy Ltd in Mission biotechnologies SB	-	9,349

Inter Company Loan Balances

		2011	2010
		$’000	$’000

Loan From	Loan To	Amount	Amount
Mission New Energy Ltd	Mission Agro Energy Ltd	551	486
Mission New Energy Ltd	Mission Biotechnologies Sdn Bhd	13,250	133
Mission New Energy Ltd	Mission Biofuels Sdn Bhd	261	516
Mission Biotechnologies Sdn Bhd	Mission Agro Energy Ltd	100	100

Mission Biofuels Sdn Bhd	Mission Biotechnologies Sdn Bhd	36	-
Mission Biotechnologies Sdn Bhd	Mission Biofuels Sdn Bhd	-	111
Mission Biotechnologies Sdn Bhd	Mission Biofuels (India) Pvt Ltd	66	112

Mission New Energy Limited and Controlled Entities
(ABN 63 117 065 719)

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2011 (Contd.)

32.	Financial Instruments

Financial Risk Management

The Group has a financial risk management policy in place and the financial risks are overseen by the Board. The Group’s financial instruments consist mainly of deposits with banks, secured loans, convertible notes, other financial assets, accounts receivable, accounts payable, and loans to and from subsidiaries.

The principal risks the Group is exposed to through its financial instruments are interest rate risk, foreign currency risk, liquidity risk and credit risk.

The fair value hierarchy presented below categorises the fair value instruments into Groups by valuation method;

Level 1: quoted prices in active markets,

Level 2: inputs, other than quoted prices that are observable, and level 3: inputs that are not based on observable market data.

Fair value of financial instruments

	Carrying
	amount	Fair Value
	$,000	$,000	Level 1	Level 2	Level 3
Financial assets
Cash and cash equivalents	15,761	15,761	-	15,761	-
Other Financial Assets	139	139	-	139	-
Derivative assets - forward exchange contracts used for hedging	39	39	39	-	-
Receivables (Current)	6,583	6,583	-	-	6,583
Receivables (Non-current)	-	-	-	-	-
Financial liabilities
Trade and other payables	7,059	7,059		-	6,802
Current loans	14,907	14,971	-	14,991	-
Non-current loans	44,287	44,845	-	48,845	-

The fair value of cash and cash equivalents, other financial assets, receivables, trade and other payables and current loans are short-term instruments in nature whose carrying value is equivalent to fair value.

Mission New Energy Limited and Controlled Entities
(ABN 63 117 065 719)

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2011 (Contd.)

Non-current receivables are carried at a discounted value, which reflects the fair value.

Non-current loans are carried at amortised cost, with the fair value being determined using a discounted cash flow model incorporating current commercial borrowing rates.

Interest rate risk

Interest rate risk is managed with a mixture of fixed and floating rate deposits, fixed rate convertible note debt and floating rate debt. For further details on interest rate risk refer to the table below under liquidity risk. The Group’s main interest rate risk, being fair value interest rate risk, arises from the long term convertible note debt held by the parent.

Group sensitivity
At 30 June 2011, if interest rates had changed by -/+ 25 basis points, with all other variables held constant, the following financial impacts would have been recorded by the Group;

•	Effect on post tax profit – A$ Nil million lower/higher (2010: A$ Nil million lower/higher)
•	Equity would have been – A$ Nil lower/higher (2010: A$ Nil million lower/higher)
•	The fair value of convertible notes – A$ 344 thousand higher/A$ 341 thousand lower (2010: A$ 0.28 million lower/higher

Foreign currency risk

The Group operates internationally through a number of subsidiaries and is thus exposed to fluctuations in foreign currencies, arising from the foreign currencies held in its bank accounts, the sale of goods in currencies other than the Group’s measurement currency, and the translation of results from investments in foreign operations. The foreign exchange exposures are primarily to the Indian Rupee, Malaysian Ringgit and the US dollar.

Foreign exchange risks arising from the sale of products are hedged using forward exchange contracts.

Foreign currency risks arising from commitments in foreign currencies are managed by holding cash in that currency. Foreign currency translation risk is not hedged, with translation differences being reflected in the foreign currency translation reserve.

Group sensitivity

At 30 June 2011, if foreign currencies had changed by -/+ 10%, with all other variables held constant, the following financial impacts would have been recorded by the Group;

Effect on cash and cash equivalent – A$ 0.941 million lower/ A$1.15 million higher (2010: A$ 1.0 million lower/ A$1.0 higher)

Profit  and  Loss  would  have  been  –  A$  0.941  million  lower/  A$1.150  million  higher (2010: A$ 1.0 million lower/ A$1.0 higher)

Mission New Energy Limited and Controlled Entities
(ABN 63 117 065 719)

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2011 (Contd.)

Hedging of Foreign Currency Risk
At financial report date the Group had in place a number of forward exchange contracts to protect against adverse movements in currency risk inherent in a sales contract. Cash flow hedge accounting has been applied, with the fair value being $39,000 at reporting date, and the corresponding effective value being reflected in other comprehensive income. The cash flows relative to these hedges are expected to occur within two months of the reporting date.

Credit risk

Credit risk arises from the sale of biodiesel, Jatropha Curcas saplings and cash held at period end.

Cash is only held in accredited banks and credit risk arising from the sale of biodiesel is managed through the use of Letter of Credits.

Credit risk arising from sales of Jatropha Curcas saplings is managed through the following approach:

Sales of Jatropha Curcas saplings to contract farmers are concluded after a detailed review of the suitability of the contract farmer and the proposed land to be used for contract farming. The sale is concluded via a Demand Cum Delivery Note, which states that the balance owing is at call by Mission Biofuels India Pvt Limited,

A portfolio approach, where a large number of relatively low value sales (around AU$250 per contract farmer, depending on the contract farming acreage) are made to a geographically disbursed series of contract farmers, Contract farmers are required to incur considerable expense to prepare the land, prior to delivery of saplings by Mission Biofuels India Pvt Limited, and thus have significant incentive to ensure the crop is viable.

Mission Biofuels India Pvt Limited has entered into contract farming agreements with each farmer to purchase back the oil seeds produced by the Jatropha Curcas saplings sold to the farmers. The Jatropha Curcas saplings have an estimated production life in excess of 30 years. Receivables are secured against these future contracted purchases of Jatropha Curcas seeds.

Mission Biofuels India Pvt Limited has in place memoranda of understanding with a number of leading financial institutions in India who have expressed a desire to loan monies directly to the contract farmers to fund their working capital requirements. Disbursement of these loans will assist the farmers in repaying monies owed to Mission Biofuels India Pvt Limited.

These financial institutions have formulated specific schemes of financing for Jatropha farming.

In addition, the National Bank for Agriculture and Rural Development (NABARD) of India (apex body for agricultural financing) has in place a standardised scheme of financing to farmers of Jatropha Curcas.

Several financial institutions, who do not have memoranda of understanding with the Company, have also disbursed loans to the contract farmers of the Company based on the standardised scheme stipulated by NABARD.

Mission New Energy Limited and Controlled Entities
(ABN 63 117 065 719)

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2011 (Contd.)

Disbursement of these loans to the farmers will enable them to repay the amounts owed to the Company.

Second Biodiesel plant guarantee
The parent entity has provided a corporate guarantee to the contractor of the second Biodiesel plant in place of the standard letter of credit originally placed at construction commencement.

Commodity Risk
The Group is exposed to market prices of input costs into the production of biodiesel. The key raw material currently being used to manufacture biodiesel is crude palm oil. This risk is managed by negotiating ‘cost plus a margin’ sales contracts which minimises the Group’s exposure to variations in this key input cost.

Group sensitivity
At 30 June 2011, if the price of crude palm oil had changed by -/+ 10%, with all other variables held constant, the following financial impacts would have been recorded by the Group;

Effect on post tax profit – A$ Nil lower/higher
Equity would have been – A$ Nil lower/higher

Mission New Energy Limited and Controlled Entities
(ABN 63 117 065 719)

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2011 (Contd.)

Financial Instruments (cont’d)

Liquidity risk

			Weighted
			Average Interest
			Rate
	2011	2010	2011	2010
	$'000	$'000%		%
Financial Assets:
Cash and cash equivalents	15,761	17,155	2.9%	0.1%
Other financial assets	178	26	-	-
Loans and Receivables	6,583	4,168	-	-
	22,522	21,349
Financial Liabilities:

Current debt
Floating Interest Rate	494	624	15.13%	13.56%
Fixed Interest Rate	14,413	-	4%	4%
Non Interest Bearing	7,059	3,602	-	-
Total Current Debt	21,966	4,226

Non-current debt (1 to 5 Year)

Floating Interest Rate	2,064	3,039	15.80%	13.99%
Fixed Interest Rate	42,223	55,989	4%	4%
Non Interest Bearing	-	109
Total Non Current Debt	44,287	59,137

The Group manages liquidity risk by monitoring forecast cash flows and ensuring that adequate cash is maintained.

Mission New Energy Limited and Controlled Entities
(ABN 63 117 065 719)

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2011 (Contd.)

33.       Parent entity information

2011	2010
Information relating to Mission NewEnergy Limited:	$’000	$’000
Current assets	21,233	13,445
Total assets	22,010	33,740
Current liabilities	(14,948)	(422)
Total liabilities	(57,172)	(56,410)
Net asset (deficit)/surplus	(35,162)	(22,670)
Issued capital	96,697	76,530
Retained loss	(142,665)	(109,888)
Share based payments reserve	4,866	1,542
Convertible notes reserve	5,940	9,146
Total shareholders’ equity	(35,162)	(22,670)
(Loss)/profit of the parent entity	(35,983)	(88,636)
Total comprehensive income of the parent entity	(35,983)	(88,636)

Details of any guarantees entered into by the parent entity in relation to the debts of its subsidiaries *	5,209	7,769

Details of any contingent liabilities of the parent entity **	-	-

Details of any contractual commitments by the parent entity for the acquisition of property, plant or equipment.	-	969	38

* The parent entity has provided a corporate guarantee to the contractor of the second Biodiesel plant in place of the standard letter of credit originally placed at construction commencement.
** See the Contingent Liability note 27

38Being a letter of credit provided by the parent entity for the purchase of equipment by a subsidiary.

Mission New Energy Limited and Controlled Entities
(ABN 63 117 065 719)

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2011 (Contd.)

34.	Impairment of loans and investments

	2011	2010
	$’000	$’000

Non-Current asset held for sale	161	161
Loans, receivables and advances to jointly controlled entity/subsidiary	242	242
Less: Cumulative Provision for impairment	(403)	(403)
Carrying value	-	-
Provision in the consolidated income statements	-	-

35.	Non-current assets held for sale

On 2 May 2008 the Board resolved to sell Mission Agro Diesel (India) Pvt Limited (MADIPL). Subsequently the Board has exercised an option to sell the Groups shareholding in MADIPL to the remaining shareholders. However, as no firm outcome on the sale has been achieved, the Board considered it prudent for the Group to fully provide for the carrying value of the investment.

36.	Subsequent events

Other than the matter mentioned below, there have been no significant subsequent events up until the date of signing this Financial Report.
At the date of this report, the Board has paid A$5 million to fully settle the series one convertible note liability of A$15 million shown in current liabilities (refer note 22).

Mission New Energy Limited and Controlled Entities
(ABN 63 117 065 719)

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2011 (Contd.)

37.	Prior period adjustment

With the move to undertake a second public listing in the United States of America (USA), the Board has taken steps to ensure that the financial statements meet the USA regulatory requirements, as well as Australian requirements. In order to address a difference in these regulatory requirements, Mission is required to make a further provision for certain receivables in the feedstock business unit so that it can comply with the US regulatory requirements. This has had the effect of increasing the provision for doubtful debts by A$4.3 mil with a corresponding impact on profit and loss. The impact of this adjustment has been reflected in the 30 June 2010 financial results and shown as a prior year adjustment. Accordingly, the prior period’s results have been restated to reflect the impact of these adjustments. This accounting adjustment has no impact on the cash flows of the Group. There is no impact to the results of operations for the twelve months ended 30 June 2009.

The net impact of the adjustment is as follows:

	30 June 2010
	as previously		Revised 30
	reported	Adjustment	June 2010
	$’000	$’000	$’000
Statement of comprehensive income
Provision for doubtful debts	(4,839)	(4,321)	(9,160)
Net profit attributable to members of the parent entity	(93,479)	(4,321)	(97,800)
Statement of financial position
Receivables – non current	4,321	(4,321)	-
Retained earnings	(112,938)	(4,321)	(117,259)

Mission New Energy Limited and Controlled Entities
(ABN 63 117 065 719)

NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED 30 JUNE 2011 (Contd.)

38.	COMPANY DETAILS

The registered office of the company is: Mission NewEnergy Limited, Tempo Offices, Unit B9, 431 Roberts Road, Subiaco, WA 6008, Australia.

The principal places of business are:

Australia	Mission NewEnergy Limited
Head Office
Unit 4, 97 Hector Street West,
Osborne Park, WA 6017, Australia

Malaysia	Mission Biofuels Sdn Bhd	Mission Biotechnologies Sdn Bhd
	Unit 621, Block A, Kelana centre	Unit 621, Block A, Kelana centre
	point, No. 3, Jalan ss7/ 19,	point, No. 3, Jalan ss7/ 19,
	Kelanajaya, 47301 Petaling Jaya,	Kelanajaya, 47301 Petaling Jaya,
	Selangor	Selangor

Enviro Mission Sdn Bhd
Unit 621, Block A, Kelana centre
point, No. 3, Jalan ss7/ 19,
Kelanajaya, 47301 Petaling Jaya,
Selangor

Mauritius	Mission Agro Energy Limited
9th Floor Ebene Tower
52 Cybercity
Ebene
Republic of Mauritius

India	Mission Biofuels (India) Pvt Limited	Mission Agro Diesel (India) Pvt Limited
	Shops nos. 1,2 and 3	608 Powai Plaza,
	Sun heights, Ground floor	Hiranandani Business Park
	Gandhingar bridge	Powai, Mumbai - 400076,
	Adishankaracharyya Marg	India
Powai, Mumbai
Maharashtra
India, 400 076

USA	Scarborough Beach Holdings, Inc.	PJ Trading, LLC
	300 E. Basse Road, Suite 1539, San	300 E. Basse Road, Suite 1539,
	Antonio, TX, USA 78209	San Antonio, TX, USA 78209

PJ Trading Pennsylvania, LLC
300 E. Basse Road, Suite 1539, San
Antonio, TX, USA 78209

Mission NewEnergy Limited and Controlled Entities
(ABN 63 117 065 719)

DIRECTORS’ DECLARATION

Mission NewEnergy Limited and Controlled Entities
(ABN 63 117 065 719)

In the opinion of the Directors of Mission NewEnergy Limited (the company):

1.
The consolidated financial statements and notes, set out on pages 33 to 104, and the Remuneration report in sections 6 in the Directors’ report, are in accordance with the Corporations Act 2001, including:

a.	complying with Australian Accounting Standards (including Australian Accounting Interpretations) and the Corporations Regulations 2001; and

b.	giving a true and fair view of the financial position of the Group as at 30 June 2011 and of it’s performance, for the year ended on that date, and

c	The financial report also complies with International Financial Reporting Standards as disclosed in note 2.

2.
The Directors have been given the declarations required by section 295A of the Corporations Act 2001 from the Managing Director/Group Chief Executive Officer and Finance Director/Chief Finance Officer for the financial year ended 30 June 2011.

3.	in the director’s opinion there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable, and,

This declaration is made in accordance with a resolution of the Board of Directors.

Nathan Mahalingam
Managing Director/Group Chief Executive Officer

Dated: 29 September 2011

Grant Thornton Audit Pty Ltd
ABN 94 269 609 023

10 Kings Park Road
West Perth WA 6005
PO Box 570
West Perth WA 6872

T +61 8 9480 2000
F +61 8 9322 7787
E admin.wa@au.gt.com
W www.grantthornton.com.au

Independent Auditor’s Report
To the Members of Mission NewEnergy Limited

Report on the financial report
We have audited the accompanying financial report of Mission NewEnergy Limited (the ‘Company’), which comprises the statement of financial position as at 30 June 2011, the statement of comprehensive income, statement of changes in equity and statement of cash flows for the year then ended, notes comprising a summary of significant accounting policies and other explanatory information and the directors’ declaration of the consolidated entity comprising the Company and the entities it controlled at the year’s end or from time to time during the financial year.

Directors’ responsibility for the financial report
The directors of the Company are responsible for the preparation of the financial report that gives a true and fair view of the financial report in accordance with Australian Accounting Standards and the Corporations Act 2001. This responsibility includes such internal controls as the directors determine are necessary to enable the preparation of the financial report to be free from material misstatement, whether due to fraud or error. The directors also state, in the notes to the financial report, in accordance with Accounting Standard AASB 101 Presentation of Financial Statements, that compliance with the Australian equivalents to International Financial Reporting Standards ensures that the financial report, comprising the financial statements and notes, complies with International Financial Reporting Standards.

Auditor’s responsibility
Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards which require us to comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement.

Grant Thornton Australia Limited is a member firm within Grant Thornton International Ltd. Grant Thornton International Ltd and the member firms are not a worldwide partnership. Grant Thornton Australia Limited, together with its subsidiaries and related entities, delivers its services independently in Australia.

Liability limited by a scheme approved under Professional Standards Legislation

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error.

In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Electronic presentation of audited financial report
This auditor’s report relates to the financial report of Mission NewEnergy Limited and its controlled entities for the year ended 30 June 2011 included on the Company’s web site. The Company’s directors are responsible for the integrity of its web site. We have not been engaged to report on the integrity of the Company’s web site. The auditor’s report refers only to the statements named above. It does not provide an opinion on any other information which may have been hyperlinked to/from these statements. If users of this report are concerned with the inherent risks arising from electronic data communications they are advised to refer to the hard copy of the audited financial report to confirm the information included in the audited financial report presented on this web site.

Independence
In conducting our audit, we have complied with the independence requirements of the Corporations Act 2001.

Auditor’s opinion
In our opinion:

a	the financial report of Mission NewEnergy Limited is in accordance with the Corporations Act 2001, including:

i	giving a true and fair view of the Company’s and consolidated entity’s financial position as at 30 June 2011 and of its performance for the year ended on that date; and

ii	complying with Australian Accounting Standards and the Corporations Regulations 2001; and

b	the financial report also complies with International Financial Reporting Standards as disclosed in the notes to the financial statements.

Material uncertainty regarding continuation as a going concern
Without qualifying our opinion, we draw attention to Note 5(b) in the financial report which indicates that the consolidated entity incurred a net loss of $21.7million during the year ended 30 June 2011 and, as of that date, the consolidated entity’s total liabilities exceeded its total assets by $29.7million. These conditions, along with other matters as set forth in Note 5(b), indicate the existence of a material uncertainty which may cast significant doubt about the consolidated entity’s ability to continue as a going concern and therefore, the consolidated entity may be unable to realise its assets and discharge its liabilities in the normal course of business, and at the amounts stated in the financial report.

Report on the remuneration report
We have audited the remuneration report included in pages 16 to 23 of the directors’ report for the year ended 30 June 2011. The directors of the Company are responsible for the preparation and presentation of the remuneration report in accordance with section 300A of the Corporations Act 2001. Our responsibility is to express an opinion on the remuneration report, based on our audit conducted in accordance with Australian Auditing Standards.

Auditor’s opinion on the remuneration report
In our opinion, the remuneration report of Mission NewEnergy Limited for the year ended 30 June 2011, complies with section 300A of the Corporations Act 2001.

GRANT THORNTON AUDIT PTY LTD
Chartered Accountants

M J Hillgrove
Director – Audit & Assurance

Perth, 29 September 2011